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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                             ---------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 GETTHERE INC.
               -------------------------------------------------
                           (Name of Subject Company)

                                 GETTHERE INC.
               -------------------------------------------------
                      (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                  374266-10-4
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                     (CUSIP Number of Class of Securities)

                                   GADI MAIER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 GETTHERE INC.
                              4045 CAMPBELL AVENUE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 752-1500
      -------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    COPY TO:

                             RICHARD V. SMITH, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                       OLD FEDERAL RESERVE BANK BUILDING
                               400 SANSOME STREET
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 392-1122

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ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is GetThere Inc., a Delaware corporation ("GetThere"). The address of the principal executive offices of GetThere is 4045 Campbell Avenue, Menlo Park, California 94025, and the telephone number of the principal executive offices of GetThere is (650) 752-1500. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is GetThere's common stock, par value $0.0001 per share (the "Shares"). As of September 1, 2000, there were 35,118,414 shares of common stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name and address of GetThere, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Sabre Inc. ("Parent Sub"), GetThere Acquisition Corp. ("Offeror"), or Sabre Holdings Corporation ("Sabre Holdings"), or actions or events with respect to any of them, was provided by Parent Sub, Offeror, or Sabre Holdings, respectively, and GetThere takes no responsibility for such information. Information contained in this Statement with respect to GetThere and its advisors has been provided by GetThere.

    This Statement relates to the tender offer by Offeror, a Delaware corporation and a wholly-owned subsidiary of Sabre Holdings, to purchase all of the shares held by GetThere's stockholders other than Offeror or its affiliates at a price equal to $17.75 per share, net to the seller in cash (subject to applicable withholding of taxes), without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in Offeror's Offer to Purchase dated September 11, 2000 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer" copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule TO dated September 11, 2000 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder.

    The Offer is being made by Offeror pursuant to the Agreement and Plan of Merger, dated as of August 28, 2000 (the "Merger Agreement"), by and among Sabre Holdings, Parent Sub and GetThere. Parent Sub assigned its rights and obligations under the Merger Agreement and the stockholder agreements entered into on August 28, 2000 between Sabre Holdings, Parent Sub and certain GetThere stockholders to Offeror pursuant to an assignment and assumption agreement dated August 30, 2000. The information in this Statement gives effect to such assignment and assumption agreement.

    The Merger Agreement provides for the commencement by Offeror of the Offer. Provided sufficient Shares are acquired by Offeror, and subject to the terms and conditions set forth in the Merger Agreement, Offeror will be merged with and into GetThere (the "Merger"), with GetThere continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Sabre Holdings. In the event Offeror acquires at least 90% of the outstanding Shares, Offeror will complete a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware in order to effect the Merger. If Offeror is unable to acquire at least 90% of the outstanding Shares, but does acquire at least 50% of the fully diluted Shares, GetThere, upon request of Offeror, will hold a stockholders meeting in accordance with the Delaware law in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Offeror will be voted to approve the Merger. At the time when the Merger becomes effective (the "Effective Time"), each remaining outstanding Share (other than Shares owned by Sabre Holdings, Offeror or any direct or indirect wholly-owned subsidiary of GetThere or Sabre Holdings immediately prior to the Effective Time and Shares held by stockholders who properly perfect their dissenters' rights under Delaware law) will be converted automatically into the right to receive the Offer Price. The Merger Agreement is more fully described in Item 3.

    According to the Offer to Purchase, the address of the principal executive offices of both Sabre Holdings and Offeror is 4255 Amon Carter Boulevard, Fort Worth, Texas 76155.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described herein, in Annex A hereto, and in the exhibits hereto, to the knowledge of GetThere, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between GetThere or its affiliates and
(a) GetThere, its executive officers, directors or affiliates or (b) Offeror, its executive officers, directors or affiliates.

    On October 15, 1999 Parent Sub entered into a Subscriber Agreement with GetThere, whereby GetThere contracted to use Parent Sub's computerized reservation system to reserve, confirm, make inquiries or obtain information relating to travel products and travel tickets for the acquisition of travel products. GetThere pays Parent Sub a fee per each use of Parent Sub's computerized reservation system and, from January 1, 2000 through June 30, 2000, Parent Sub has billed GetThere approximately $60,000.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendations of the Board of Directors of GetThere, the GetThere stockholders should be aware that certain members of the GetThere Board and certain of GetThere's executive officers have interests in the Merger and the Offer which are described herein and in Annex A hereto and which may present them with certain conflicts of interest. Each of the members of GetThere's Board was aware of these potential conflicts and considered them along with the other factors described in Item 4(b)(2) below.

TREATMENT OF OPTIONS AND WARRANTS

    ASSUMPTION OF OPTIONS. The Merger Agreement provides that each outstanding option to purchase Shares, whether vested or unvested, shall be assumed by Sabre Holdings upon consummation of the Merger and shall thereafter be exercisable for that number of shares of Sabre Holdings Common Stock equal to the number of shares of GetThere Common Stock for which it is exercisable, multiplied by the Exchange Ratio, which is $17.75 divided by the average closing price of Sabre Holdings Common Stock for the five trading days immediately preceding the Effective Time. The per share exercise price of each assumed option will be determined by dividing the aggregate exercise price for the Shares purchasable pursuant to the GetThere stockholder's option by the number of shares of Sabre Holdings Common Stock deemed purchasable under such option.

    ASUMPTION OF RESTRICTED SHARES. At the Effective Time, each Share that has been acquired pursuant to the exercise of an option or a stock purchase agreement entered into under any of the GetThere stock plans that remains subject to a risk of forfeiture, including repurchase right by GetThere at a price equal to the original price, if any, paid for such share (a "Restricted Share"), shall be converted into the right to receive $17.75, and such consideration shall continue to be subject to the same terms, conditions and restrictions as were applicable to the Restricted Share and shall be paid to the holder of such Restricted Share, without interest, only upon the lapse of any risk of forfeiture or repurchase rights in accordance with the vesting schedule to which such Restricted Share is subject.

    ASSUMPTION OF WARRANTS. GetThere has issued warrants to acquire its common stock to Northwest Airlines and to Imperial Bank. At the Effective Time, Sabre Holdings will grant warrants to these companies which shall thereafter be exercisable for that number of shares of Sabre Holdings Common

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Stock equal to the number of shares of GetThere Common Stock for which they are exercisable, multiplied by the Exchange Ratio. GetThere has also entered into an agreement to issue a warrant to Infoseek Corporation and Buena Vista Internet Group (collectively, "Disney") under certain conditions. At the Effective Time, Sabre Holdings will adopt the agreement with Disney and under the conditions specified in the agreement will issue a warrant to Disney which will be issuable for that number of shares of Sabre Holdings Common Stock equal to the number of shares of GetThere Common Stock for which it is exercisable, multiplied by the Exchange Ratio. The per share exercise price of each Sabre Holdings warrant will be determined by dividing the aggregate exercise price for the shares purchasable pursuant to the warrant for GetThere Common Stock by the number of shares of Sabre Holdings Common Stock deemed purchasable under such warrant.

    ACCELERATED VESTING OF DIRECTOR OPTIONS. Under GetThere's stock option agreements with its non-employee directors, the purchase of the Shares pursuant to the Offer will cause the vesting of the outstanding options granted to the non-employee directors to accelerate. This will allow them to exercise such options prior to the Effective Time. The table below includes the options held by each director the vesting of which will accelerate.

    CASH PAYMENT FOR NON-EMPLOYEE DIRECTOR OPTIONS. Pursuant to the Merger Agreement, at the election of each non-employee director, at the Effective Time, each option for GetThere Common Stock held by such director will be canceled in exchange for a cash payment in an amount equal to the product of $17.75 minus the exercise price for such option, and the number of shares of GetThere Common Stock purchasable under the options granted to the non-employee director. The table below includes the options held by each non-employee director which may be exchanged for cash.

    ACCELERATED VESTING OF EXECUTIVE OFFICER OPTIONS AND RESTRICTED
SHARES. Pursuant to agreements with GetThere or the Merger Agreement, the vesting of some of the options held by GetThere executive officers will accelerate as a result of the purchase of Shares pursuant to the Offer. In addition, repurchase rights and other restrictions on some of the Restricted Shares held by executive officers will be subject to accelerated expiration.The table below includes the Shares with respect to which option vesting or expiration of restrictions may accelerate.

                                                                               NUMBER OF
                                                                                 SHARES
                                                         NUMBER OF         AS TO WHICH OPTION
                                                     OPTIONS/RESTRICTED        VESTING OR
                                                           SHARES            EXPIRATION OF
                                                        THAT MAY BE           RESTRICTIONS
NAME AND POSITION                                    EXCHANGED FOR CASH     WILL ACCELERATE*
-----------------                                   --------------------   ------------------
Gadi Maier, Chairman of the Board, President and
  Chief Executive Officer.........................       1,800,000             1,062,816
Kenneth R. Pelowski, Director, Chief Operating
  Officer and Chief Financial Officer.............         800,000               237,500
Christopher D. Bowers, Director...................          50,000                42,709
Frederic F. Brace, Director.......................          50,000                42,709
Jeffrey D. Brody, Director........................          77,500                57,709
John Ueberroth, Director..........................          77,500                57,709
Dale J. Vogel, Director...........................          77,500                57,709
Richard D.C. Whilden, Vice Chairman of the
  Board...........................................          27,500                17,084
Eric R. Sirkin, Vice President, Engineering.......         675,000               455,209
Daniel Whaley, Chief Technology Officer...........         315,000                78,750
                                                         ---------             ---------
  Total:..........................................       3,950,000             2,109,754

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*Assumes that Shares are purchased pursuant to the Offer on October 31, 2000.

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CERTAIN EXECUTIVE AGREEMENTS

    AMENDMENTS TO GETTHERE EMPLOYMENT AGREEMENTS. On August 17, 2000, the Employment Agreement between GetThere and Gadi Maier, Chairman, President and Chief Executive Officer of GetThere, was amended to provide that (i) if Mr. Maier is subject to an involuntary termination he will receive an amount equal to his salary and target bonus at the rate then in effect, and GetThere paid COBRA benefits, for a period of 12 months if the involuntary termination occurs prior to or more than 12 months after a change in control, and for a period of 24 months if an involuntary termination occurs within 12 months after a change in control, and (ii) if Mr. Maier resigns for any reason within the 30 days following the six month anniversary of the change in control, such resignation is considered an involuntary termination. This agreement will be cancelled (except with respect to benefits or payments owed or to be owed) upon the effectiveness of Mr. Maier's employment agreement with Parent Sub, which is described below.

    On August 16, 2000, the Employment Agreement between GetThere and Kenneth Pelowski, Chief Financial Officer and Chief Operating Officer of GetThere, was amended to provide that if Mr. Pelowski is subject to an involuntary termination he will receive an amount equal to his salary and target bonus at the rate then in effect, and GetThere paid COBRA benefits, for a period of 6 months if the involuntary termination occurs prior to or more than 12 months after a change in control, and for a period of 18 months if an involuntary termination occurs within 12 months after a change in control.

    CHANGE IN CONTROL AGREEMENTS. GetThere entered into change in control agreements effective August 17, 2000, with executive officers Eric Sirkin and Daniel Whaley. Each agreement provides that if the individual is terminated or resigns under specified circumstances after a change in control he will receive a lump sum cash payment equal to his annual rate of base compensation and target annual bonus for a 12 month period, and 12 months of GetThere paid COBRA benefits.

    CASH RETENTION BONUS. Pursuant to the Merger Agreement, each of Mr. Maier, Mr. Pelowski, Mr. Sirkin and Mr. Whaley who remains with the Surviving Corporation through the first anniversary of the closing date of the Merger, will receive a cash bonus equal to four months of his respective salary.

    EMPLOYMENT AGREEMENT WITH PARENT SUB. On August 27, 2000, Mr. Maier entered into an employment agreement with Parent Sub, whereby upon the effectiveness of the Merger, Mr. Maier will be employed as President of Parent Sub's GetThere business unit at an initial annual base salary of $315,000, with eligibility for Parent Sub's incentive bonus plan commencing in 2001. On his employment date Parent Sub will grant him 100,000 non-qualified stock options and 10,000 restricted stock options with an exercise price equal to the fair market value of the stock on such day. He will also receive a $750/month car allowance and be eligible for various other benefits provided by Parent Sub to its officers.

INDEMNIFICATION

    Sabre Holdings will indemnify present and former directors and officers of GetThere against all costs arising out of matters existing or occurring prior to the Effective Time to the fullest extent permitted under applicable law, unless the director or officer acted in bad faith and not in a manner such person believed to be in or not opposed to the best interests of GetThere. Sabre Holdings has also agreed to maintain for six years, subject to certain cost limitations, a policy of directors' and officers' liability insurance with respect to matters occurring on or before the Effective Time for the benefit of the present and former officers and directors of GetThere and any of GetThere's subsidiaries.

THE MERGER AGREEMENT

    The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as Exhibit 2 to the Schedule 13D filed on September 1, 2000 by Sabre Holdings, Offeror and certain other persons with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

    OFFER. The Merger Agreement provides for Offeror to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as soon as practicable, but in no event later than the tenth business day after the execution of the Merger Agreement.

    SCHEDULE TO AND OFFER DOCUMENTS; SCHEDULE 14D-9; STATE FILINGS. In the Merger Agreement, Sabre Holdings and Offeror have agreed to take certain actions with regard to the filing with the Commission of the Schedule TO including the Offer to Purchase and certain Offer documents and to make any filings required by applicable state law relating to the Offer. Also, Sabre Holdings and Offeror have granted to GetThere certain rights to review and comment on the proposed forms of the Schedule TO and such Offer documents and state filings, as well as any amendments and supplements thereto. Sabre Holdings and Offeror agreed to provide GetThere and its counsel in writing any comments that Offeror, Sabre Holdings or their counsel receive from the Commission or its staff or any applicable state authority with respect to such Offer documents or state filings promptly after the receipt thereof. Sabre Holdings and Offeror further agreed to promptly correct any information in the Schedule TO, the Offer documents or the state filings that becomes false or misleading in any material respect and to take all steps necessary to cause the Schedule TO or such Offer documents or state filings as so corrected to be filed with the Commission and any applicable state authority and disseminated to the stockholders of GetThere, as and to the extent required by applicable law.

    In the Merger Agreement, GetThere has agreed that it will file with the Commission on the date of the commencement of the Offer the Schedule 14D-9 containing the recommendations of its Board of Directors in favor of the Offer and the Merger; provided, however, that the GetThere Board may modify, withdraw or change such recommendation solely to the extent that the GetThere Board and GetThere are permitted to do so as further described in the Merger Agreement and the Offer. GetThere has granted to Sabre Holdings certain rights to review and comment on the proposed forms of the Schedule 14D-9 and the exhibits thereto, as well as any amendments and supplements to the Schedule 14D-9, prior to their filing with the Commission or dissemination to stockholders of GetThere. GetThere will provide Sabre Holdings and its counsel in writing any comments that GetThere or its counsel may receive from the Commission or its staff with respect to the Schedule 14D-9 promptly after receipt thereof, and shall disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. GetThere shall promptly correct any information in the Schedule 14D-9 that shall have become false or misleading in any material respect and take all steps necessary to cause such Schedule 14D-9 as so corrected to be filed with the Commission and disseminated to the stockholders of GetThere, as and to the extent required by applicable federal securities laws.

    BOARD OF DIRECTORS. The Merger Agreement provides that, promptly upon acceptance of and payment for a number of Shares by Offeror that would represent a majority of the Shares that are outstanding on a fully diluted basis after giving effect to the conversion of all rights to purchase Shares, which have been validly tendered and not withdrawn immediately prior to the Offer (the "Minimum Tender Condition") pursuant to the Offer (and, to the extent the Minimum Tender Condition is validly waived, the exercise of the Option), Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of GetThere as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of GetThere equal to the product of (a) the number of directors on the Board of Directors of GetThere and (b) the percentage that such number of votes represented by Shares so purchased and

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Shares otherwise held by Offeror and its affiliates, if any, bears to the number of votes represented by Shares outstanding, and GetThere shall at such time, subject to applicable law, cause Offeror's designees to be so elected by its existing Board of Directors. Subject to applicable law, GetThere shall take all action requested by Offeror necessary to effect any such election, including mailing to its stockholders the information statement (the "Information Statement") containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and GetThere shall make such mailing with the mailing of the Schedule 14D-9 (provided that Sabre Holdings and Offeror shall have provided to GetThere on a timely basis all information required to be included in the Information Statement with respect to Offeror's designees). In connection with the foregoing, GetThere has agreed, subject to applicable law, promptly either to increase the size of the Board of Directors of GetThere and/or to obtain the resignation of such number of its current directors as is necessary to enable Offeror's designees to be elected or appointed to GetThere's Board of Directors as provided above; provided, however, that prior to the Effective Time the Board of Directors of GetThere shall always have at least two
(2) members who are not officers, directors, stockholders or designees of Offeror or any of its affiliates ("Offeror Insiders"). If the number of directors who are not Offeror Insiders is reduced below two for any reason prior to the Effective Time, then the remaining director who is not an Offeror Insider shall be entitled to designate a person to fill such vacancy who is not an Offeror Insider and who shall be a director not deemed to be an Offeror Insider for all purposes of the Merger Agreement. Following the election of Offeror's designees to GetThere's Board of Directors pursuant to the provisions described above and prior to the Effective Time (i) any amendment or termination of the Merger Agreement by GetThere, (ii) any extension or waiver by GetThere of the time for the performance of any of the obligations or other acts of Sabre Holdings or Offeror under the Merger Agreement or (iii) any waiver of GetThere's rights under the Merger Agreement shall, in any such case, require the concurrence of a majority of the directors of GetThere then in office who are not Offeror Insiders.

    Offeror currently intends to designate a majority of the directors of GetThere following consummation of the Offer. It is currently anticipated that Offeror will designate such persons listed in Annex A as Offeror shall determine to serve as the directors of GetThere following consummation of the Offer.

    STOCKHOLDER MEETINGS. In the Merger Agreement, GetThere has agreed that after consummation of the Offer, in the event Offeror acquires less than 90% of the outstanding Shares, GetThere will take all action necessary to convene a special meeting of the stockholders at which the stockholders will consider and vote on the adoption of the Merger Agreement. GetThere has further agreed that if a stockholders meeting is convened, then, subject to GetThere's rights described in the Merger Agreement and to the fiduciary obligations of the GetThere Board, the GetThere Board shall recommend to its stockholders the adoption of the Merger Agreement at the stockholders meeting and shall use commercially reasonable efforts to solicit such adoption. If the GetThere Board determines that the Offer is no longer fair to, or in the best interests of, GetThere's stockholders, or that the Merger Agreement is no longer advisable and either makes no recommendation or recommends that the GetThere stockholders reject the Offer and the Merger Agreement, GetThere shall nevertheless submit the Merger Agreement to the stockholders for adoption at the stockholders meeting unless the Merger Agreement shall have been terminated in accordance with its terms prior to the stockholders meeting. At any such meeting, all of the Shares then owned by Sabre Holdings, Offeror or any other subsidiary of Sabre Holdings will be voted to approve the Merger and the Merger Agreement, and Sabre Holdings and Offeror have agreed that neither they nor their subsidiaries will sell, transfer, assign, encumber or otherwise dispose of the Shares acquired pursuant to the Offer or otherwise prior to such meeting (except for transactions solely among Sabre Holdings, Offeror and/or their wholly owned subsidiaries). Notwithstanding the foregoing, if Offeror acquires at least 90% of the outstanding Shares, then the parties will, at the request of Offeror, take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the Delaware General

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Corporation Law, as soon as reasonably practicable after such acquisition, without a meeting of GetThere's stockholders.

    MERGER. Subject to the satisfaction or waiver of the conditions described under "CONDITIONS TO OBLIGATIONS OF ALL PARTIES TO MERGER AGREEMENT," including the consummation of the Offer and, to the extent required by Delaware law, the approval of the stockholders of GetThere of the Merger and the Merger Agreement, the parties will cause the Merger to become effective (a) on a date that is not later than three business days after the last of the conditions discussed under "CONDITIONS TO OBLIGATIONS OF ALL PARTIES TO MERGER AGREEMENT" (other than conditions that by their terms cannot be satisfied until the Effective Time) shall have been satisfied or waived in accordance with the terms of the Merger Agreement or (b) on such other date as the parties may agree in writing. As a result of the Merger, the separate corporate existence of Offeror will cease and GetThere will continue as the Surviving Corporation and as a wholly owned subsidiary of Sabre Holdings. The Merger Agreement also provides that the Surviving Corporation will be governed by the laws of the State of Delaware, and will have the same certificate of incorporation, bylaws and directors as the Offeror had immediately prior to the Effective Time.

    CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Sabre Holdings, Offeror, or any holder of any Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares the holders of which have exercised dissenters' rights under Delaware law, Shares held by the Company and Shares held directly or indirectly by Sabre Holdings), will be converted into the right to receive, from the Surviving Corporation, an amount of cash equal to the Offer Price. Each Share, other than Shares the holders of which have exercised dissenters' rights under Delaware law, shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate formerly representing any of such Shares shall thereafter represent only the right to receive the Offer Price. In the event that, subsequent to the date of the Merger Agreement but prior to the Effective Time, GetThere changes the number of Shares issued and outstanding as a result of a stock split, stock combination, stock dividend, recapitalization, redenomination of share capital or other similar transaction, the Merger consideration and other items dependent thereon shall be appropriately adjusted to provide to the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such stock split, stock combination, stock dividend, recapitalization, redenomination of share capital or other similar transaction. At the Effective Time, each share of common stock of Offeror issued and outstanding immediately prior to the Effective Time shall remain outstanding and each certificate therefor shall continue to evidence one share of common stock of the Surviving Corporation.

    TREATMENT OF OPTIONS; OTHER EQUITY AWARDS. Under the Merger Agreement, at the Effective Time, Sabre Holdings will assume each outstanding option to acquire GetThere Common Stock (each, a "Company Option") under any GetThere stock plan. Each Company Option will be converted into an option (a "New Sabre Holdings Option") to purchase, on the same terms and conditions as were applicable to such Company Option, the number of shares of Sabre Holdings Common Stock (rounded to the nearest whole number) equal to the product of (A) and (B), where (A) is the number of shares of GetThere Common Stock subject to such Company Option and (B) is the Offer Price divided by the average closing price of Sabre Holdings Common Stock on the New York Stock Exchange for the five
(5) trading days immediately preceding the Effective Time. The exercise price for the New Sabre Holdings Options (rounded to the nearest whole cent) will be equal to (x) divided by (y), where (x) is the aggregate exercise price for the shares of GetThere Common Stock subject to such Company Option and (y) is the aggregate number of shares of Sabre Holdings Common Stock purchasable pursuant to the New Sabre Holdings Option; provided, however, that in the case of any Company Option to which Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option will be determined in accordance with the foregoing, subject to

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such adjustments as are necessary in order to satisfy the requirements of
Section 424(a) of the Code. In the Merger Agreement, Sabre Holdings has agreed that, on the date the Merger occurs, it will file a registration statement under the Securities Act on Form S-8 or other appropriate form covering shares of Sabre Holdings Common Stock subject to issuance upon the exercise of the New Sabre Holdings Options. Each Company Option held by a non-employee director of GetThere will either be assumed by Sabre Holdings and converted as described above or, at the election of such director, be canceled in exchange for cash in an amount equal to the product of (i) the Offer Price minus the per Share exercise price for such Company Option and (ii) the number of Shares subject to such Company Option. Each Share that has been acquired pursuant to the exercise of a Company Option which Share is subject to a right of forfeiture, including a repurchase right by GetThere, shall be converted into the right to receive the Offer Price, and such payment shall continue to be subject to the same terms, conditions, and restrictions as were applicable to such Shares prior to the Offer and shall be paid to such holders, without interest, only upon the lapse of any risk of forfeiture or repurchase rights in accordance with the vesting schedule which was applicable prior to the Offer.

    TREATMENT OF WARRANTS. Under the Merger Agreement, at the Effective Time, warrants of GetThere currently held by Northwest Airlines and Imperial Bank and any warrants which are to be issued to Disney upon the achievement of certain conditions (each an "Old Warrant") will be deemed to constitute a warrant (a "New Warrant") to purchase, on the same terms and conditions as were applicable to such Old Warrant, the number of shares of Sabre Holdings Common Stock (rounded to the nearest whole number) equal to the product of (A) and (B), where
(A) is the Shares for which the Old Warrant is exercisable and (B) is the Offer Price divided by the average of the closing price of Sabre Holdings Common Stock on the New York Stock Exchange for the five (5) trading days immediately preceding the Effective Time. The exercise price for the New Warrant (rounded to the nearest whole cent) will be equal to (x) divided by (y), where (x) is the aggregate exercise price for the Shares for which the Old Warrant is exercisable and (y) is the Offer Price divided by the average of the closing price of Sabre Holdings Common Stock on the New York Stock Exchange for the five (5) trading days preceding the Effective Time. Except as provided above, the converted or substituted New Warrants shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the Old Warrants immediately prior to the Effective Time.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include customary representations and warranties by GetThere, including, but not limited to, representations and warranties with respect to: (i) the due organization, existence and, subject to certain limitations, the qualification and good standing of GetThere and its subsidiaries, (ii) GetThere's authority to enter into the Merger Agreement and to carry out the transactions contemplated thereby, (iii) the validity, binding effect and enforceability of the Merger Agreement with respect to GetThere, (iv) required consents and approvals,
(v) subject to certain limitations, the Merger Agreement's compliance with the organizational documents and other agreements of GetThere and of laws applicable to the Merger Agreement, (vi) GetThere's capitalization, (vii) the timely filing of all required reports, schedules, statements, forms and other documents with the Commission since November 22, 1999 and the accuracy of the statements made in such documents, (viii) subject to certain limitations, the absence of any undisclosed liabilities, (ix) subject to certain limitations, the absence of certain material adverse changes or events since January 31, 2000, (x) the absence of any litigation or regulatory action against GetThere or any of its subsidiaries, (xi) certain matters relating to the intellectual property rights of GetThere and its subsidiaries, (xii) certain matters relating to the employee benefit plans and labor relations of GetThere and its subsidiaries,
(xiii) certain matters relating to the payment of taxes and the filing of tax returns by GetThere and its subsidiaries, (xiv) the vote required to adopt the Merger Agreement and approve the transaction contemplated thereby, (xv), the fairness opinion of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and the absence of arrangements for finders' fees (other than with DLJ),
(xvi) subject to certain limitations, GetThere's and its subsidiaries' compliance with applicable laws and maintenance of applicable permits,
(xvii) the absence of any notice by a party of its intention to cancel or terminate certain business relationships with GetThere or any of its subsidiaries and the full force and effect of GetThere's and its subsidiaries' contracts, and (xviii) certain matters relating to the insurance policies of GetThere and its subsidiaries.

    Sabre Holdings, on its own behalf and in certain cases on behalf of the Offeror, also made customary representations and warranties, including, but not limited to, representations and warranties with respect to: (i) the due organization, existence and, subject to certain limitations, the qualification and good standing of Sabre Holdings and Offeror, (ii) Sabre Holdings' and Offeror's authority to enter into the Merger Agreement and to carry out the transactions contemplated thereby, (iii) the validity, binding effect and enforceability of the Merger Agreement with respect to Sabre Holdings and Offeror, (iv) required consents and approvals, (v) subject to certain limitations, the Merger Agreement's compliance with the organizational documents and other agreements of Sabre Holdings and Offeror and of laws applicable to the Merger Agreement, and (vi) the accuracy of the statements to be made in the documents related to Offeror or provided by Sabre Holdings or Offeror to GetThere for inclusion in this Schedule 14D-9.

    Pursuant to the terms of the Merger Agreement, none of the representations and warranties made in the Merger Agreement will survive after the Effective Time.

    CONDUCT OF COMPANY'S BUSINESS PENDING MERGER. The Merger Agreement provides that, during the period from August 28, 2000 to the Effective Time, except
(i) as set forth in GetThere's disclosure schedule to the Merger Agreement or
(ii) as expressly contemplated by the Merger Agreement, without the prior written consent of Sabre Holdings, GetThere will not, and will cause each of its subsidiaries not to:

    (i) conduct the business of GetThere and its subsidiaries other than in the ordinary and usual course, or fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with clients, customers, suppliers, employees and business associates;

    (ii) (a) enter into any new line of business, (b) incur or commit to any capital expenditures or (c) otherwise engage in any practice, take any action, or enter into any transaction which would cause any of GetThere's representations or warranties in respect of the absence of certain changes or events to be untrue in any material respect;

   (iii) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock of GetThere or any of its subsidiaries or any rights to acquire such capital stock, or enter into any agreement with respect to the foregoing, other than
         (1) Shares issuable pursuant to the terms of outstanding Company Options and certain disclosed commitments, or (2) grants of options and stock purchase rights to employees or replacements of executive officers (but no other executive officers) under existing GetThere share plans in the ordinary course of business which (A) have vesting and termination provisions that are consistent with past practice, but no more advantageous than, those vesting and termination provisions provided in GetThere's current forms of option agreements and (B) have an exercise price not less than fair market value;

    (iv) (a) declare, set aside for payment or pay any dividend or other distribution (whether in cash, stock or property) on or in respect of, or declare or make any distribution on any shares of capital stock of GetThere or any of its subsidiaries, or (b) adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

    (v) (a) hire or otherwise enter into any arrangement with any executive officer or (b) subject to certain exceptions, enter into, amend, modify or renew any employment, consulting, severance or similar contract with any employee or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), subject to certain exceptions;

    (vi) except as required by applicable law or as contemplated by the Merger Agreement, enter into, establish, adopt or amend any employee benefit, plan or other arrangement in respect of any director, officer or employee of GetThere or any of its subsidiaries;

   (vii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets except in the ordinary course of business, consistent with past practices, or as contemplated by the Merger Agreement;

  (viii) (a) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of GetThere and its subsidiaries in the ordinary course) or (b) except in the ordinary course of business consistent with past practice, enter into, or agree to enter into any joint venture or partnership, or any discussions with respect to any joint venture or partnership;

    (ix) amend the certificate of incorporation, bylaws, or similar organizational documents of GetThere or any of its subsidiaries;

    (x) (a) subject to certain customary exceptions, change any accounting methods in effect at January 31, 2000, (b) change its fiscal year or
        (c) make any material tax election;

    (xi) subject to certain exceptions, settle any material claim, action or proceeding;

   (xii) incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice;

  (xiii) except as otherwise explicitly permitted by the merger Agreement, knowingly take any action that is reasonably likely to result in any of the conditions to the Merger not being satisfied; or

   (xiv) agree to commit to or enter into any agreement to take any of the actions referred to in (i) through (xiii) above.

    ACQUISITION PROPOSALS. (a) GetThere has agreed in the Merger Agreement that it will not, and will cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to any Acquisition Proposal (as defined below), other than the transactions contemplated by the Merger Agreement; provided, that nothing contained in the Merger Agreement shall prevent GetThere or the GetThere Board from (i) providing (or authorizing the provision of) information to, or engaging in (or authorizing) discussions or negotiations with, any person who has made a bona fide written Acquisition Proposal received after the date of the Merger Agreement which did not result from a breach of GetThere's commitment not to solicit or cause others to solicit as provided above; or (ii) recommending such an Acquisition Proposal to its stockholders (and in connection therewith withdrawing its favorable recommendation to stockholders to accept the Offer and approve the Merger Agreement), if and only to the extent that (x) in the case of actions referred to in clause (i), the GetThere Board determines in good faith that such Acquisition Proposal has a reasonable probability of resulting in a Superior Proposal (as defined below) or, in the case of actions referred to in clause (ii) is a Superior Proposal, (y) in the case of actions referred to in each of clauses (i) and (ii), the GetThere Board, after having consulted with and considered the advice of outside counsel to the GetThere Board, determines in good faith that providing such information or engaging in such negotiations or discussions, or making such recommendation, is required in order to discharge the directors' fiduciary duties in accordance with Delaware law and
(z) GetThere receives from such person a confidentiality agreement substantially in the form of the confidentiality agreement by and between Sabre Holdings and GetThere, dated July 27, 2000 (which shall not preclude the making of any Acquisition Proposal).

    For purposes of the Merger Agreement, a "Superior Proposal" means any Acquisition Proposal by a third party on terms which the GetThere Board determines in its good faith judgment, after consultation with its financial advisors, to be more favorable to stockholders than the Merger and the other transactions contemplated by the Merger Agreement, (x) after taking into account the likelihood and timing of consummation of such transaction on the terms set forth therein, and other aspects of such proposal and any other relevant factors permitted under applicable law, (y) after giving Sabre Holdings the greater of
(i) five business days following Sabre Holdings' receipt of the certain specified information from GetThere (a) or (ii) three business days after receipt by Sabre Holdings of the notice specified in this clause (y) to respond to such third-party Superior Proposal once the GetThere Board has notified Sabre Holdings that in the absence of any further action by Sabre Holdings it would consider such Acquisition Proposal to be a Superior Proposal, and (z) then taking into account any amendment or modification to the Merger Agreement proposed by Sabre Holdings.

    "Acquisition Proposal" means any offer or other proposal which, if consummated, would result in an Acquisition Transaction; provided that solely for purposes of the definition of Superior Proposal, all references to 20% in the definition of Acquisition Transaction shall be deemed references to 50%.

    "Acquisition Transaction" means a transaction or series of transactions that, directly or indirectly constitutes an acquisition by a person (including a group of persons that would qualify as a "group" within the meaning of
Section 13(d) of the Exchange Act) of (A) assets or businesses that constitute or represent more than 20% of the total revenue, operating income, assets or earnings before interest, taxes, depreciation and amortization of GetThere and its subsidiaries, taken as a whole, or (B) more than 20% of the outstanding shares of the voting securities of GetThere or capital stock of, or other equity or voting interests in, any subsidiary or subsidiaries of GetThere which, taken together, directly or indirectly hold at least the share of assets or businesses referred to in clause (A) above, whether by means of (a) a merger, share exchange or consolidation, or any similar transaction, (b) a purchase, lease or other sale, transfer or disposition, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise).

    GetThere also agreed to immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the Merger Agreement with any parties other than Sabre Holdings, with respect to any of the foregoing. GetThere is required to promptly (within 24 hours) advise Sabre Holdings following the receipt by it of any Acquisition Proposal and the material terms thereof (including the identity of the person making such Acquisition Proposal), and advise Sabre Holdings of any material developments (including any change in such terms) with respect to such Acquisition Proposal as promptly as practicable after the occurrence thereof.

    (b) Nothing contained in the Merger Agreement prohibits GetThere or the GetThere Board from notifying any third party that contacts GetThere on an unsolicited basis after the date of the Merger Agreement concerning an Acquisition Proposal of GetThere's obligations under the Merger Agreement.

    (c) Nothing contained in the Merger Agreement prohibits the GetThere Board from complying with Rule 14(d)-9 and Rule 14e-2 under the Exchange Act with regard to a tender or exchange offer by a third party or from making such disclosure as may be required by applicable law.

    COMMERCIALLY REASONABLE EFFORTS TO CONSUMMATE OFFER AND MERGER. The parties to the Merger Agreement have agreed to use their respective commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable law so as to permit consummation of the transactions contemplated by the Merger Agreement. The parties to the Merger Agreement have also agreed to cooperate and to use their respective commercially reasonable efforts to prepare all documentation, and to effect all filings, notices, applications, consents, registrations, approvals, permits or authorizations with, to, or of governmental authorities necessary to consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable. Sabre Holdings has agreed to use its commercial reasonable efforts, and GetThere has agreed to cooperate fully with Sabre Holdings, to prevent or eliminate any impediments under any antitrust, competition or trade regulation laws that are asserted by any governmental entity with respect to the Offer or the Merger, except that Sabre Holdings is not obligated under the Merger Agreement to waive any material rights or agree to any material limitations on its operations or to dispose of any material assets or collection of assets prior to, at, or after the Closing Date.

    EMPLOYEE BENEFITS. The Merger Agreement provides that the employees of GetThere and its subsidiaries as of the Effective Time shall, during the period commencing on the Effective Time and ending on the first anniversary of the Effective Time, be provided with employee benefits that are no less advantageous in the aggregate (at Sabre Holdings' discretion) to either (a) benefits provided to such employees as a group immediately prior to the Effective Time or (b) the benefits provided to similarly situated employees of the Sabre Holdings.

    ADDITIONAL COVENANTS. In addition to the covenants noted above, the parties to the Merger Agreement have agreed to certain other covenants and agreements, including with respect to (i) Sabre Holdings' access to GetThere's and each subsidiary's offices and other facilities, books and records, and financial and operating data (except for competitively sensitive information or as limited by applicable law), (ii) in the event Offeror acquires less than 90% of the outstanding Shares in the Offer, any proxy statement or special stockholder meeting of GetThere, (iii) the issuances of press releases and other public statements with respect to the transactions contemplated by the Merger Agreement, (iv) notification of certain matters which may impede or prevent consummation of the Offer or the Merger and (v) Sabre Holdings' ability to review tax returns of GetThere and its subsidiaries before they are filed.

    CONDITIONS TO OBLIGATIONS OF ALL PARTIES TO MERGER AGREEMENT. The respective obligations of each of Sabre Holdings, Offeror and GetThere to consummate the Merger are subject to the fulfillment or written waiver by Sabre Holdings and GetThere, prior to the Closing Date of each of the following conditions:

    (i) if required by applicable law, the Merger and the Merger Agreement shall have been approved by the affirmative vote of the stockholders of GetThere by the requisite vote in accordance with applicable law;

    (ii) all approvals, consents and authorizations of, filings and registrations with, and applications and notifications to each United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, the Commission, New York Stock Exchange, Nasdaq or any other government authority, agency, department, board, commission or instrumentality and any court, tribunal or arbitrator(s) of competent jurisdiction ("Governmental Authority") required for the consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired, except that none of the preceding shall be deemed obtained or made if it shall require Sabre Holdings or any of its subsidiaries to waive any material rights or agree to any material limitations on its operations or to dispose of any material asset or collection of assets prior to, at, or after the closing date;

   (iii) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

    (iv) Offeror shall have purchased Shares pursuant to the Offer.

    CERTAIN CONDITIONS TO OBLIGATIONS OF OFFEROR. Offeror is not obligated to accept for payment or pay for, subject to Rule 14e-1(c) under the Exchange Act, any Shares not previously accepted for payment and may terminate or amend the Offer if (a) the Minimum Tender Condition is not satisfied immediately prior to the expiration of the Offer, (b) any applicable waiting period under the Hart-Scott-Rodino Act shall not have expired or been terminated prior to the expiration of the Offer or (c) prior to the expiration of the Offer, any of the following conditions exist or shall occur:

    (i) Sabre Holdings is unable to obtain any approval, consent, authorization or clearance from any or all governmental authorities as required for the consummation of the Merger or one of the preceding shall require Sabre Holdings or any of its subsidiaries to waive any material rights or agree to any material limitations on its operations or to dispose of any material asset or collection of assets prior to, at, or after the Closing Date;

    (ii) a governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any type of restraint which is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the purchase of the Shares under the Offer;

   (iii) (A) the representations and warranties of GetThere set forth in the Merger Agreement shall have failed to be true and correct in any respect (in the case of any representation or warranty containing materiality or knowledge qualifiers) or in any material respect (in the case of those representations or warranties not containing materiality or knowledge qualifiers), as applicable as of the date of the Merger Agreement and as of the date of the purchase of the Shares under the Offer (except that representations and warranties that by their terms speak as of the date of the Merger Agreement or some other date shall be true and correct only as of such date); provided however, that if the condition set forth in this sentence cannot be satisfied due to occurrences, changes or events after the date of the Merger Agreement that, taken as a whole, could not reasonably be expected to have a material adverse effect on GetThere, then such condition shall be deemed satisfied notwithstanding any such occurrences, changes or events. Sabre Holdings and Offeror shall have received a certificate, dated as of the purchase of the Shares under the Offer, signed on behalf of GetThere by the Chief Executive Officer and the Chief Financial Officer of GetThere to such effect; or (B) GetThere shall have failed to perform in all material respects any obligation required to be performed by it under the Merger Agreement at or prior to the purchase of the Shares under the Offer, and Sabre Holdings shall have received a certificate, dated as of the date of purchase of the Shares under the Offer, signed on behalf of GetThere by the Chief Executive Officer and the Chief Financial Officer of GetThere to such effect; or

    (iv) the Merger Agreement shall have been terminated in accordance with its terms.

    INDEMNIFICATION; CONTINUANCE OF EXISTING INDEMNIFICATION PROVISIONS. In the Merger Agreement, Sabre Holdings has agreed, from and after the Effective Time, to indemnify and hold harmless each present and former director and officer of GetThere or any of its subsidiaries, determined as of immediately prior to the Effective Time (the "Indemnified Parties"), against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") arising from, relating to or otherwise in respect of, any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including with respect to the transactions contemplated by the Merger Agreement), to the fullest extent permitted by law. Sabre Holdings shall not be required to indemnify any Indemnified Party if it is determined that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interest of GetThere. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, must promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party to the extent such failure does not materially prejudice Parent. Sabre Holdings shall, and shall cause the Surviving Corporation to, advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), after the Effective Time (a) Sabre Holdings or the Surviving Corporation shall have the right to assume the defense and Sabre Holdings shall not be liable to such Indemnified Party for any legal fees or other expenses of the Indemnified Parties except that if Sabre Holdings or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Sabre Holdings or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Sabre Holdings or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Sabre Holdings shall be obligated to pay for only one firm of counsel (unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest) for all Indemnified Parties in any jurisdiction; (b) the Indemnified Parties will cooperate in the defense of any such matter; and (c) Sabre Holdings shall not be liable for any settlement effected without its prior written consent. Sabre Holdings shall not have any obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law. In addition, for a period of six years after the Effective Time, Sabre Holdings shall provide directors' and officers' liability insurance that serves to reimburse the present and former officers and directors of the Company or any of the Company's subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time. Pursuant to the Merger Agreement, this insurance must contain at least the same coverage and amounts, and contain terms and conditions no less advantageous in any material respect, as that coverage currently provided by the Company. In no event, however, will Parent be required to expend per annum more than 150 percent of the current aggregate annual amount expended by the Company (such amount, the "Insurance Amount") to maintain or procure such directors' and officers' insurance coverage and if Parent is unable to maintain or obtain the insurance required under the Merger Agreement, Parent is obligated to use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the stockholders of GetThere):

    (i) by mutual written consent of GetThere and Sabre Holdings;

    (ii) by Sabre Holdings, on the one hand, or GetThere, on the other hand, in the event of either: (a) a breach by the other party of any representation or warranty contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (b) a breach by the other party of any of the covenants or agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and, in the case of clauses (a) and (b), which breach, individually or in the aggregate with other such breaches, would cause any of the conditions to the Offer set forth in Annex A to the Merger Agreement (the "Conditions to the Offer"), in the case of a breach by GetThere, not to be satisfied or is reasonably likely to prevent, materially delay or materially impair the ability of GetThere, Offeror or Sabre Holdings to consummate the Merger and the other transactions contemplated by the Merger Agreement;

   (iii) by Sabre Holdings or GetThere in the event that the purchase of Shares pursuant to the Offer has failed to occur on or before February 28, 2001, except to the extent that such failure arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this clause (which action or inaction constitutes a breach of the Merger Agreement), provided that either party may elect to extend the term of the Merger Agreement until not later than April 30, 2001 (the "Drop Dead Date") if any applicable regulatory approvals required to be obtained to satisfy conditions set forth in the Merger Agreement shall not have been obtained by February 28, 2001 but all other conditions to the closing shall have been fulfilled or capable of being fulfilled by such date;

    (iv) by Sabre Holdings or GetThere, if the approval of any governmental authority required for consummation of the Offer or the Merger and the other transactions contemplated by the Merger Agreement shall have been denied by final nonappealable action of such governmental authority, or such governmental authority shall have requested the permanent withdrawal of any application therefor;

    (v) by Sabre Holdings, if at any time prior to the purchase of Shares pursuant to the Offer, GetThere's Board shall have failed to make its recommendation referred to in the Merger Agreement, withdrawn such recommendation or modified or changed such recommendation in a manner adverse to the interests of Sabre Holdings;

    (vi) by Sabre Holdings, if GetThere or its Board of Directors recommends to GetThere's stockholders to accept or accepts a Superior Proposal; or

   (vii) by Sabre Holdings or GetThere in the event that the Minimum Tender Condition shall not have been satisfied 30 business days after all of the other tender conditions shall have been satisfied or waived.

    Any termination of the Merger Agreement by Sabre Holdings or GetThere pursuant to the foregoing provisions will require action by its respective Board of Directors. If the Merger Agreement is terminated, it will become void and of no effect with no liability of any party except as described below under "TERMINATION FEE"; provided, however, that except as otherwise provided therein, no such termination shall relieve any party of any liability or damages resulting from any willful breach of the Merger Agreement.

    TERMINATION FEE. GetThere has agreed to pay Sabre Holdings a termination fee of $22.5 million in cash (the "Termination Fee") in the event that (a) an Acquisition Proposal shall have been made to GetThere or its stockholders, or an Acquisition Proposal shall have become publicly known and (b) except as provided below, on or following the date on which such Acquisition Proposal, is made or becomes publicly known:

    (i) the Merger Agreement is terminated by Sabre Holdings in the event of a breach by GetThere of a representation, warranty, covenant or agreement which is not cured within 30 days of notice and which individually or in the aggregate with other such breaches would cause any of the Offer conditions relating to the representations, warranties and covenants of GetThere not to be satisfied or would be reasonably likely to prevent, materially delay or materially impair the ability of GetThere, Sabre Holdings or Offeror to consummate the Merger and the other transactions contemplated by the Merger Agreement;

    (ii) GetThere has received an Acquisition Proposal within the 60 day period prior to termination and the Merger Agreement is terminated by either GetThere or Sabre Holdings as a result of Sabre Holdings' failure to purchase Shares pursuant to the Offer prior to February 28, 2001, provided that either party may extend the period until April 30, 2001 if all conditions to the closing have been fulfilled or are capable of being fulfilled, except for any applicable regulatory condition;

   (iii) the Merger Agreement is terminated by Sabre Holdings due to to the recommendation of a Superior Proposal by the GetThere Board;

    (iv) the Merger Agreement is terminated by Sabre Holdings because GetThere's Board of Directors has failed to make, withdrawn, modified or changed its recommendation in respect of the Offer, the Merger or the Merger Agreement; or

    (v) if the Offer is terminated by Sabre Holdings prior to the purchase of Shares because of a failure of at least 50% of the Shares on a fully diluted basis to be tendered in the Offer and prior to the termination of the Offer an Acquisition Proposal shall have been made to GetThere or its stockholders or shall have been made publicly known, and concurrently with such termination or within six months after such termination, either

       (A) GetThere shall have entered into an agreement to engage in an Acquisition Transaction or an Acquisition Transaction approved by the GetThere Board shall have occurred, or

       (B) the GetThere Board shall have authorized, recommended or approved an Acquisition Transaction or shall have publicly announced an intention to authorize, recommend or approve an Acquisition Transaction.

    Sabre Holdings has agreed to pay GetThere a cash fee of $22.5 million if:

    (i) prior to the termination of the Merger Agreement pursuant to failure to purchase the Shares by the Drop Dead Date, the Antitrust Division of the United States Department of Justice or the Federal Trade Commission (the "Antitrust Authorities"), obtains a nonappealable, final injunction enjoining consummation of the Merger or an Antitrust Authority obtains a preliminary injunction enjoining the Merger following an evidentiary hearing on the merits at which Sabre Holdings and GetThere have been afforded an opportunity to present in court testimony from fact and expert witnesses;

    (ii) after the Drop Dead Date, Sabre Holdings terminates the Merger Agreement and at such time (A) an Antitrust Authority shall have commenced an injunctive action seeking to enjoin consummation of the Merger or asserted in writing an intention to file such an injunctive action, (B) GetThere shall have complied, and shall be in compliance with, certain of its covenants set forth in the Merger Agreement, and
         (C) the condition set forth in the "CERTAIN CONDITIONS TO OBLIGATIONS OF OFFEROR" relating to the representations, warranties and covenants of GetThere shall have been satisfied by GetThere;

   (iii) after the Drop Dead Date, GetThere terminates the Merger Agreement pursuant to a failure to purchase the Shares by the Drop Dead Date and at such time (A) an Antitrust Authority shall have commenced an injunctive action seeking to enjoin consummation of the Merger or asserted in writing an intention to file such an injunctive action,
         (B) Sabre Holdings shall not be contesting such injunctive action in good faith with a reasonable belief that Sabre Holdings will prevail,
         (C) GetThere shall have complied, and shall be in compliance with, certain of its covenants set forth in the Merger Agreement, and (D) the condition set forth in the "CERTAIN CONDITIONS TO OBLIGATIONS OF OFFEROR" relating to the representations, warranties and covenants of GetThere shall have been satisfied by GetThere; or

    (iv) at any time after 90 days from the Drop Dead Date, GetThere shall terminate the Merger Agreement and at such time (A) an Antitrust Authority shall have commenced an injunctive action seeking to enjoin consummation of the Merger or asserted in writing an intention to file such an injunctive action, (B) GetThere shall have complied, and shall be in compliance with, its covenants set forth in the Merger Agreement, and (C) the condition set forth in the Conditions to the Offer which encompasses the representations, warranties and covenants shall have been satisfied by GetThere.

    Any payment required to be made under the paragraph above shall be payable, without setoff, by wire transfer in immediately available funds to an account specified by GetThere, not later than three business days following such termination.

    If either party fails to promptly pay the foregoing amount and a judgment is rendered against either GetThere or Sabre Holdings for such fee, GetThere shall pay to Sabre Holdings or Offeror or Sabre Holdings or Offeror shall pay to GetThere, as the case may be, its costs and expenses in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

    The Merger Agreement provides that the termination fee described above shall be the sole and exclusive remedy of Sabre Holdings upon termination of the Merger Agreement pursuant to GetThere's knowing and intentional breach of its representations, warranties, covenants or agreements set forth in the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, in no event shall the amount payable by GetThere exceed $22.5 million.

    Other than as set forth above, the Merger Agreement provides that all fees, costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated.

    AMENDMENTS, EXTENSIONS AND WAIVERS. At any time prior to the Effective Time, a party to the Merger Agreement may, by written instrument signed on behalf of such party, (a) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (b) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto by any other party or (c) subject to the following sentence, waive compliance by any other party with any of the agreements or conditions contained therein. Also, to the extent permitted by applicable law, the Merger Agreement may be amended by a written instrument signed on behalf of each of the parties; provided, however, that after GetThere's stockholders have approved the Merger Agreement, no amendment may be made which by law requires further approval of GetThere's stockholders without the approval of such stockholders. Any amendment, extension or waiver as described in this paragraph will require, in the case of Sabre Holdings or GetThere, action by its Board of Directors or, with respect to any amendment of the Merger Agreement, a duly authorized committee of its Board of Directors.

    ASSIGNMENT UNDER THE MERGER AGREEMENT OR THE STOCKHOLDER
AGREEMENTS. GetThere may not assign any of its rights and obligations under the Merger Agreement. Sabre Holdings or Offeror may assign any of its rights and obligations under the Merger Agreement or the Stockholder Agreements to any direct or indirect wholly owned subsidiary of Sabre Holdings (but no such assignment will relieve Sabre Holdings of its obligations under the Merger Agreement) and any of Sabre Holdings, Offeror or any direct or indirect wholly owned subsidiary of Sabre Holdings may purchase Shares in the Offer.

STOCKHOLDERS AGREEMENTS

    As an inducement for Sabre Holdings and Parent Sub to enter into the Merger Agreement, immediately prior to the signing of the Merger Agreement, various stockholders of GetThere entered into stockholder agreements with Sabre Holdings and Parent Sub.

    The obligations of those stockholders under the stockholder agreements cover, in the aggregate, 10,017,777 outstanding Shares, which represented approximately 28.53% of the GetThere Common Stock outstanding as of September 1, 2000. The stockholder agreements also cover options and warrants to purchase, in the aggregate, 2,531,221 Shares, 2,272,888 of which may be acquired within 60 days of September 1, 2000. Each stockholder that signed a stockholder agreement granted Offeror an option to purchase its Shares at a price of $17.75 per Share. These options expire unless exercised before the earlier of (a) the purchase of the Shares by Offeror pursuant to the Offer, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, or (d) two business days after termination or expiration of the Offer. The stockholders also agreed to vote in favor of the Merger and to vote against any action which would impede, interfere with or attempt to discourage the Offer or the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF GETTHERE BOARD.

    At a meeting held on August 27, 2000, the GetThere Board, by unanimous vote of all directors (a) determined that each of the Offer, the Merger and the Merger Agreement is fair to and in the best interests of the stockholders of GetThere, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, the execution of the Merger Agreement and the transactions contemplated by the Merger Agreement and (d) recommended that the GetThere stockholders accept the Offer and tender their Shares pursuant thereto.

    A copy of a letter to all stockholders of GetThere communicating the recommendations of the members of GetThere Board is filed as Exhibit 7 hereto and is incorporated by reference in its entirety.

(B) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE BOARD.

    (1) BACKGROUND.

    In mid-1999, management of GetThere was preparing for the company to go public and had entered into agreements with all the owners of major computer reservation systems ("CRS") except for Parent Sub. Beginning in mid-July, 1999 and continuing through the following May, GetThere and Sabre held discussions concerning the possibility of an agreement whereby GetThere would obtain access to the Sabre-Registered Trademark- CRS. In mid-July 1999, soon after the commencement of these discussions, Parent Sub, on behalf of Sabre Holdings, had preliminary discussions with GetThere concerning the possibility of a business combination.

    On July 23, 1999, GetThere entered into a non-disclosure agreement with The Sabre Group, Inc. (renamed Sabre Inc.) with respect to the evaluation and analysis of a possible business combination.

    On January 20, 2000 Mr. Pelowski and Mr. Murphy met in Dallas and again initiated discussions concerning a combination of the two businesses and the opportunities that might be available to the combined business.

    On February 2, 2000, Kenneth Pelowski, Chief Financial Officer and Chief Operating Officer of GetThere, and James E. Murphy, Senior Vice President, Corporate Development and Treasurer of Parent Sub, continued these discussions by telephone.

    On February 14, 2000, Gadi Maier, Chairman, President and Chief Executive Officer of GetThere, Robert Brown, Treasurer and Director of Financial Planning of GetThere, Mr. Pelowski and representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), met with Mr. Murphy, Mr. Gilliland, and representatives of Goldman Sachs, financial representatives of Sabre Holdings, for further discussions.

    On April 4, 2000, Mr. Maier and William J. Hannigan, President and Chief Executive Officer of Sabre Holdings, met in Dallas to discuss the agreement whereby GetThere would obtain access to the Sabre-Registered Trademark- CRS. During the course of the meeting, Mr. Hannigan stated that Sabre Holdings was interested in purchasing GetThere. Mr. Maier agreed that a combined company could help accelerate the adoption of online booking and said he would be interested in hearing the details of Sabre Holdings' proposal.

    On April 27, 2000 in a telephone call between Mr. Hannigan and Mr. Maier, it was decided that Mr. Murphy and Mr. Pelowski would prepare some preliminary financial and operational data.

    On May 16, 2000, Mr. Pelowski, Mr. Brown, Mr. Murphy and a representative of Goldman Sachs, met in Menlo Park, California to discuss preliminary financial due diligence matters.

    On June 6 and 12, 2000, Mr. Hannigan telephoned Mr. Maier to discuss the pace of negotiations and the schedule going forward.

    On June 16, 2000, management of each company and their financial advisors met in Menlo Park to discuss the major parameters of a potential combination, but no agreements were reached. Mr. Pelowski and Mr. Murphy continued these discussions by telephone on June 22 and 26, 2000.

    On June 28, 2000, Mr. Pelowski met with Mr. Murphy and other members of Parent Sub's management to discuss major integration issues of the combined businesses. These discussions were continued by telephone through July and August.

    On July 5, 2000, Mr. Maier, Mr. Pelowski, Mr. Hannigan, Mr. Murphy and other representatives of Parent Sub's and each company's financial advisors met in New York City to discuss dilution and employee retention issues.

    On July 13, 2000, Messrs. Hannigan and Maier met and discussed the possible business combination. Mr. Murphy and representatives of Goldman Sachs met with Mr. Pelowski and representatives of DLJ to discuss the terms of the potential business combination.

    On July 18, 2000, Mr. Maier and Mr. Hannigan discussed various options relating to the purchase price and the form of consideration.

    On July 19, 2000, GetThere held a telephonic Board of Directors meeting at which Mr. Maier reviewed with the directors the proposed transaction, including the strategic fit of the two businesses, diligence items, the current status of negotiations and the possible terms. After a discussion of the merits of the proposed transaction, the GetThere Board authorized (a) the officers to hold further discussions with Sabre, (b) the engagement of DLJ as financial advisor to GetThere, (c) that other potential acquirers be contacted to determine the level of interest in an alternative transaction, and (d) the GetThere Board's compensation committee to make certain changes to existing agreements with executive officers and other management personnel concerning a change of control.

    That same day, the compensation committee of the GetThere Board met with legal counsel concerning the change of control matters authorized by the GetThere Board, and Mr. Maier had a discussion with Mr. Hannigan concerning the possible business combination and various forms of consideration.

    On July 20, GetThere entered into an engagement letter with DLJ for DLJ to act as GetThere's exclusive financial advisor in connection with the sale, merger, consolidation or other combination involving all or substantially all of the business, securities or assets of GetThere. On the same day GetThere received a legal and business due diligence list from Sabre Holdings.

    On July 21, the GetThere Board met and approved changes to the employment agreements of Mr. Maier and Mr. Pelowski, and new change in control agreements with Eric Sirkin, Vice President, Engineering, Daniel Whaley, Chief Technical Officer (both executive officers of GetThere), and some other officers of GetThere. Also on that day, Mr. Pelowski received a proposed terms sheet from Mr. Murphy.

    Beginning on July 21, 2000 and continuing over the next three weeks, DLJ began contacting several potential strategic partners of GetThere.

    On July 24, 2000, Mr. Pelowski had telephone calls with Mr. Murphy regarding economic and structural terms of the transaction and Sabre Holdings' due diligence investigation of GetThere. Later that same day, representatives of Sabre Holdings and GetThere and their respective financial and legal advisors commenced negotiations of the proposed terms sheet.

    On July 25, 2000, Mr. Pelowski and John Anderson, Vice President, Human Resources of GetThere, had a telephone conference with human resources personnel of Sabre Holdings with respect to employee retention and integration. That same day, Mr. Maier and Mr. Hannigan met in Dallas to discuss how the combined company might be operated, and the nature of the roles of certain GetThere executives. Mr. Hannigan indicated that he would like to meet with representatives of United Air Lines and American Express to describe the potential transaction and enlist their support.

    Also on July 25, 2000, GetThere and its financial and legal advisors received an initial draft of the Merger Agreement from Sabre's legal advisor.

    On July 27, 2000, Sabre Holdings entered into a second non-disclosure agreement with GetThere. Due diligence materials were provided by GetThere to Parent Sub over the following weeks.

    On July 29, 2000, the GetThere Board held a telephonic meeting during which GetThere's legal advisors reviewed the terms of the draft Merger Agreement and proposed responses, and DLJ reported on their contacts with other potential purchasers of GetThere.

    On July 31, 2000, management of the two companies and their respective financial and legal advisors commenced negotiations of the definitive Merger Agreement.

    On August 2, 2000, Mr. Maier and Mr. Hannigan met with Jonathan S. Linen, the American Express designee on GetThere's Board, and with the chief executive officer and other executives of American Express in New York City. Mr. Hannigan presented the proposed transaction to the American Express executives. On that same day, negotiations of the definitive Merger Agreement were held between the parties and their respective legal and financial advisors in San Francisco.

    On August 5, 2000, the legal representatives of GetThere and Sabre Holdings met by telephone to review comments on the proposed merger agreement.

    On August 7, 2000, a telephonic meeting was held by the GetThere Board during which Mr. Maier reported on the discussions with Sabre on the proposed one-half cash, one-half stock merger consideration, GetThere's legal advisors described the status of negotiations, and a further update on DLJ's contacts with other potential purchasers was provided. The directors raised the issue of the possibility of an all cash consideration, rather than the one-half cash, one-half stock consideration proposed by Sabre.

    Beginning August 8, 2000, through the time the Merger Agreement was signed, management of the two companies had daily discussions concerning transaction terms and integration and retention issues.

    On August 14, 2000, the GetThere Board met by telephone to review the status of negotiations, including Sabre's response to GetThere's proposal of an all cash consideration, with management and GetThere's legal and financial advisors. In addition, discussions were held concerning the timing of the announcement of the proposed transaction, Sabre's statements concerning the price it was willing to pay in the transaction, and employee retention matters.

    On August 15, 2000, negotiations were continued by representatives of the two companies and their respective legal and financial advisors concerning the definitive Merger Agreement.

    On August 17, 2000, at a regularly scheduled GetThere Board meeting, the major terms of the transaction, outstanding issues, and director's duties to the stockholders were reviewed by GetThere's legal advisors. The directors also received a detailed presentation from DLJ.

    On August 18, 2000, representatives of DLJ and Goldman Sachs discussed the price that Sabre Holdings was willing to pay for Shares in the transaction. On that same day, negotiations continued between the two companies and their respective legal and financial advisors in meetings held in San Francisco. The transaction schedule was also discussed.

    On August 22 and 23, 2000, Mr. Pelowski had telephone calls with Leslie Price, Parent Sub's Senior Vice President Corporate Communications, concerning communication issues with employees, stockholders, clients and the general public.

    On August 24, 2000, negotiations between the parties and their representatives continued in San Francisco. Sabre Holdings proposed a purchase price of $17.50 per share if the merger consideration was paid in cash, and $18.25 per share if the merger consideration was paid one-half in cash and one-half in common stock of Sabre Holdings, based on the price of the Sabre Holdings stock on the date the Merger Agreement was executed. However, Sabre Holdings was unwilling to agree to adjust the stock consideration to ensure that the ratio of stock to cash on the day of the consummation of the transaction would not result in a taxable gain for the GetThere stockholders upon their receipt of Sabre Holdings Common Stock.

    On August 25, 2000, negotiations continued in meetings held in San Francisco between GetThere's and Sabre Holdings' financial and legal representatives.

    On August 26, 2000, Mr. Maier agreed with Mr. Hannigan to a purchase price of $17.75 per share if the merger consideration was paid in cash.

    On August 27, 2000, the GetThere Board met by telephone in the morning, during which the status of the negotiations, terms of the transaction and outstanding issues were reviewed. During their discussion, the directors raised certain issues which they directed management to address with Sabre Holdings. At the end of the meeting, the directors agreed that the merger consideration be paid in cash, based on their belief that the price of Sabre Holdings Common Stock might be lower at the time of the Merger than at the time the Merger Agreement was entered into, and the possibility of, among other things, a taxable gain for the GetThere stockholders upon their receipt of Sabre Holdings Common Stock. Following the meeting, GetThere executives contacted Sabre Holdings executives and resolved the issues raised by the GetThere Board. In the evening, the GetThere Board met again by telephone, management responded to the issues raised by the directors in the morning board meeting, and the directors received the oral opinion of DLJ, which was subsequently confirmed in writing, that, as of the date of its opinion, and subject to and based on the assumptions and limitations referred to in its opinion, the consideration to be received by public stockholders of GetThere pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. After receiving DLJ's opinion, and following discussions by the GetThere Board, the directors voted to approve the transaction.

    Early on the morning of August 28, 2000, the Merger Agreement and related documents were executed, and Sabre Holdings and GetThere announced the execution of the Merger Agreement.

    Thereafter, in accordance with the Merger Agreement, Offeror commenced the Offer.

    (2) REASONS FOR THE RECOMMENDATION OF THE GETTHERE BOARD.

    In reaching its determination described above, the GetThere Board considered a number of factors, including, without limitation, the following:

    (i) The amount of consideration to be received by GetThere's stockholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that the stockholders would receive a cash payment with no financing condition;

    (ii) GetThere's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of GetThere going forward as an independent company;

   (iii) The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate GetThere as an independent entity), the range of possible benefits to GetThere's stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

    (iv) The current status of the online travel industry (specifically, the current industry trend toward consolidation) and the potential for GetThere's products within a greater infrastructure;

    (v) The financial condition, historical results of operations and business and strategic objectives of GetThere, as well as the risks involved in achieving those objectives;

    (vi) Other historical information concerning GetThere's business, prospects, financial performance and condition, operations, technology, management and competitive position;

   (vii) The fact that the $17.75 cash consideration to be paid in the Offer and as the consideration in the Merger represented a premium of approximately 46% over GetThere's stock price of $12.13 on August 25, 2000;

  (viii) Current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of GetThere;

    (ix) The written opinion of DLJ dated August 27, 2000, that as of such date, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the proposed consideration to be received by holders of Shares in the Offer and Merger pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. The full text of the written opinion of DLJ setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by DLJ in arriving at its opinion is attached hereto as Annex B. Stockholders are urged to, and should, read such opinion carefully and in its entirety. Such opinion is directed to the GetThere Board in connection with their consideration of the Merger Agreement and addresses only the fairness (from a financial point of view) of the consideration to be received by holders of Shares (other than Offeror and its affiliates) in the Offer and the Merger pursuant to the Merger Agreement. Such opinion does not address any other aspect of the Offer or the Merger and does not constitute an opinion or a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger. In connection with delivering its opinion, DLJ made presentations to the GetThere Board at its meetings on August 17, 2000 and August 27, 2000, as to various financial and other matters underlying such opinion;

    (x) The likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Sabre Holdings, and that the proposed acquisition would be consummated more quickly than a combined cash and stock-for-stock merger and, on the other hand, the risks to GetThere if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on GetThere's sales and operating results and GetThere's stock price;

    (xi) The view that the combination of Sabre's traditional electronic travel distribution systems and GetThere's Internet-based travel solutions expertise would create an entity which should be well positioned to benefit from the growth in the online travel procurement industry;

   (xii) The fact that there is very little overlap in the customer bases and distribution channels of the two businesses; and

  (xiii) The terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and the fact that pursuant to the Merger Agreement, GetThere is not prohibited from responding to any unsolicited third party proposal to acquire GetThere which the GetThere Board of Directors determines in good faith is more favorable to GetThere stockholders; that Sabre Holdings may terminate the Merger Agreement if the GetThere Board fails to recommend the Merger and the transactions contemplated by the Merger Agreement to the GetThere stockholders or the GetThere Board recommends another proposal to the GetThere stockholders.

    The GetThere Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the GetThere Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the GetThere Board assigned different weights to the various factors described above.

    The GetThere Board recognized that, while the consummation of the Offer gives GetThere's stockholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of GetThere. The GetThere Board believes that the loss of this opportunity was fully reflected in the Offer price of $17.75 per Share. The GetThere Board recognized that there can be no assurance as to the level of growth or profits to be attained by GetThere, if it remained independent, or by the Surviving Corporation.

    It is expected that, if the Shares are not purchased by Offeror in accordance with the terms of the Offer or if the Merger is not consummated, GetThere's current management, under the general direction of the GetThere Board, will continue to manage GetThere as an ongoing business and may explore other merger or acquisition opportunities.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

    In connection with the Offer and other matters arising in connection therewith, DLJ has been retained as the exclusive financial advisor to the GetThere Board. DLJ previously provided services to GetThere as the lead underwriter in GetThere's IPO.

    Pursuant to an engagement letter, dated July 20, 2000, DLJ agreed to render specified services to GetThere in connection with a possible merger, sale or other combination involving GetThere (a "Transaction"), including advice and assistance with respect to preparing an offering memorandum describing GetThere, identifying and contact potential acquirers, arranging for potential acquirers to conduct business investigations, and negotiating the financial aspects of any proposed Transactions under GetThere's guidance.

    Pursuant to the engagement letter, GetThere has agreed to pay DLJ a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the Offer and the Merger. In addition, GetThere has agreed to reimburse DLJ for its reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel), and to indemnify DLJ and certain related persons against various liabilities, including certain liabilities under the federal securities laws. DLJ has performed investment banking services for GetThere in the past and has been compensated for such services.

    GetThere selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience and expertise providing strategic services in transactions similar to the Offer and the Merger, its reputation in the online travel and investment communities, and its knowledge of and familiarity with GetThere. DLJ is an investment banking firm and, as part of its investment banking activities and financial advisory business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, DLJ is a full service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of DLJ's trading and brokerage activities, DLJ or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in equity securities of GetThere.

    Neither GetThere nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the GetThere stockholders on behalf of GetThere concerning the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    To the best knowledge of GetThere, no transactions in Shares have been effected during the past 60 days by GetThere or any of its executive officers, directors or affiliates, except for the granting of options by GetThere stockholders to Offeror pursuant to stockholder agreements entered into on August 28, 2000, the forms of which are attached hereto as exhibits and incorporated herein. In addition, certain officers of GetThere have acquired beneficial ownership of Shares under GetThere's 1999 Employee Stock Purchase Plan, which acquisitions are not material.

    Except for two directors and one executive officer who have not advised GetThere if they intend to participate in the Offer, GetThere has been advised by its executive officers and directors who own Shares, either directly or beneficially, that they intend to tender such Shares to Offeror pursuant to the Offer.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the knowledge of GetThere no negotiation is being undertaken or is underway by GetThere in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving GetThere or any affiliate or subsidiary of GetThere, (2) a purchase, sale or transfer of a material amount of assets by GetThere or any subsidiary of GetThere, (3) a tender offer for or other acquisition of securities by or of GetThere, or
       (4) any material change in the present capitalization or dividend policy of GetThere.

    (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

    OTHER. Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference herein in their entirety.

ITEM 9. EXHIBITS

Exhibit 1                Offer to Purchase, dated September 11, 2000 (incorporated by reference to Exhibit (a)(i)(A) to Sabre Holdings
                         Corporation's and GetThere Acquisition Corp.'s Tender Offer
                         Statement on Schedule TO dated September 11, 2000, as
                         amended (the "Schedule TO")).
Exhibit 2                Letter of Transmittal (incorporated by reference to Exhibit
                         (a)(i)(B) to the Schedule TO).
Exhibit 3                Agreement and Plan of Merger, dated as of August 28, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                         Corporation (incorporated by reference to Exhibit 2 to
                         Schedule 13D filed September 1, 2000 by Sabre Holdings
                         Corporation, GetThere Acquisition Corp. and certain other
                         parties (the "Schedule 13D").
Exhibit 4                Assignment and Assumption Agreement, dated as of August 30,
                         2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                         Corporation (incorporated by reference to Exhibit 3 to the
                         Schedule 13D).
Exhibit 5                Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                         Holdings Corporation (incorporated by reference to
                         Exhibit 4 to the Schedule 13D).
Exhibit 6                Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                         Holdings Corporation (incorporated by reference to Exhibit 5 to the Schedule 13D.
Exhibit 7                Letter to stockholders of GetThere Inc. dated September 11,
                         2000.*
Exhibit 8                Press Release issued August 28, 2000 (incorporated by
                         reference to Exhibit 99.1 to Schedule TO filed August 29,
                         2000.
ANNEX A                  INFORMATION STATEMENT
ANNEX B                  OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES
                         CORPORATION

------------------------

*   Included with Schedule 14D-9 mailed to GetThere stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    Date: September 11, 2000

                                          GETTHERE INC.

                                          By: /s/ GADI MAIER
                                             -----------------------------------
                                             Gadi Maier
                                             CHAIRMAN, PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER

                                                                         ANNEX A

                                 GETTHERE INC.
               4045 CAMPBELL AVENUE, MENLO PARK, CALIFORNIA 94025
                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

    This information statement (this "Information Statement") is being mailed on or about September 11, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of GetThere Inc., a Delaware corporation ("GetThere"), with respect to the tender offer (the "Offer") by GetThere Acquisition Corp. ("Offeror"), a Delaware corporation, and a wholly-owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Sabre Holdings"), for shares of GetThere's Common Stock, par value $0.0001 per share. This Information Statement is furnished in connection with the possible election of persons designated by Offeror to a majority of the seats on GetThere's Board of Directors. Sabre Inc. assigned its rights and obligations under the Agreement and Plan of Merger by and among GetThere, Sabre Holdings and Sabre Inc. ("Parent Sub"), dated as of August 28, 2000 (as the same may be amended from time to time) and under the stockholder agreements entered into on August 28, 2000 with certain GetThere stockholders to Offeror pursuant to an assignment and assumption agreement dated August 30, 2000. The information in this Information Statement gives effect to such assignment and assumption agreement. The Merger Agreement provides that promptly upon the acceptance for payment by Offeror of Shares purchased pursuant to the Offer, and from time to time thereafter as Shares are acquired by Offeror, Offeror will be entitled to designate such number of directors, rounded up to the next whole number, on the GetThere Board as will give Offeror representation on the GetThere Board equal to that number of directors which equals the product of the total number of directors on the GetThere Board and the percentage that the aggregate number of Shares beneficially owned by Offeror or any of its affiliates bears to the number of votes represented by the outstanding shares of GetThere Common Stock. Furthermore, in the event that Offeror's designees are appointed or elected to the GetThere Board, until the Effective Time, the GetThere Board will always have at least two directors who are neither officers, directors, stockholders or designees of Offeror or any of its affiliates. If, prior to the Effective Time, the number of directors who were not designated by Offeror is reduced below two for any reason, then the remaining director who was not a Offeror designee is entitled to designate a person to fill the vacancy with a person who is not an officer, director, stockholder or designee of Offeror or any of its affiliates. The directors of Offeror at the Effective Time will be the directors of the Surviving Corporation, together with any additional directors as may thereafter be elected, until such time as their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and By-laws of the surviving company.

    Following the election or appointment of Offeror's designees and prior to the Effective Time, the approval of a majority of the GetThere directors who were not designated by Offeror will be required to authorize (i) any amendment or termination of the Merger Agreement by GetThere, (ii) any extension or waiver by GetThere of the time for the performance of any of the obligations or other acts of Sabre Holdings or Offeror under the Merger Agreement, or (iii) any waiver of GetThere's rights under the Merger Agreement.

    This Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Statement carefully. You are not, however, required to take any action. The Offer commenced on September 11, 2000 and is scheduled to expire at 12:00 Midnight, New York City time, on October 6, 2000, unless extended. The information contained in this Information Statement concerning Sabre Holdings,

Offeror, and Parent Sub has been furnished to GetThere by Sabre Holdings, Offeror and Parent Sub, and GetThere assumes no responsibility for the accuracy, completeness or fairness of any such information. At the close of business on September 1, 2000, there were 35,118,414 shares of GetThere Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of GetThere's directors. Each share of GetThere Common Stock entitles its record holder to one vote.

DESIGNEES TO GETTHERE'S BOARD OF DIRECTORS

    Offeror has informed GetThere that it currently intends to choose the GetThere directors it has the right to designate to the GetThere Board pursuant to the Merger Agreement from the officers and employees of Sabre Holdings and Offeror listed below.

    GetThere's By-Laws provide that (subject to the rights of any holders of Preferred Stock to elect additional directors), the number of directors of GetThere shall be fixed from time to time exclusively by the GetThere Board. The GetThere Board has fixed the number of directors at 11.

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                               AGE           MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             --------   ------------------------------------------------------------
William J. Hannigan                 41      Chairman of the Board of Sabre Holdings since March 2000.
                                            President and Chief Executive Officer of Sabre Holdings
                                            since December 1999. President of SBC Global Markets for SBC
                                            Communications during 1999. President--Business
                                            Communication Services, Southwestern Bell/SBC, from 1998 to
                                            1999. Chair SBC DataComm Strategy Task Force and Regional
                                            President Central and West Texas Southwestern Bell, from
                                            1997 to 1999. Vice President--Business and Government
                                            Markets Pacific Bell, from 1996 to 1997. Vice
                                            President--Engineering and Applications Support, Sprint
                                            Corporation, from 1995 to 1996. Director and Chairman of the
                                            Board of Travelocity.com, Inc.

Jeffery M. Jackson                  44      Director of Sabre Holdings since August 1999. Executive Vice
                                            President and Chief Financial Officer of Sabre Holdings
                                            since May 1999. Senior Vice President, Chief Financial
                                            Officer and Treasurer of Sabre Holdings, from August 1998 to
                                            May 1999. Vice President and Controller, American Airlines,
                                            Inc., from January 1998 to August 1998. Vice
                                            President--Corporate Development and Treasurer, American
                                            Airlines, Inc., from March 1995 to January 1998. Vice
                                            President and Treasurer, American Airlines, Inc., from April
                                            1992 to March 1995. Vice President--Corporate Development
                                            and Fleet Planning, American Airlines, Inc., from April 1992 to March 1995.

Eric J. Speck                       43      Director of Sabre Holdings since March 2000. Executive Vice
                                            President of Sabre Holdings since May 1999. Senior Vice
                                            President, Sabre Travel Information Network, from March 1997 to May 1999. Vice President for Sabre Travel Information
                                            Network, European Unit, from August 1995 to March 1997. Vice
                                            President--Product Marketing for Sabre Travel Information
                                            Network, from 1991 to March 1997.

                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                               AGE           MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             --------   ------------------------------------------------------------
James F. Brashear                   43      Senior Vice President and Deputy General Counsel of Sabre
                                            Inc. since May 2000. Corporate Secretary of Sabre Holdings
                                            Corporation and Sabre Inc. since March 2000. Deputy General
                                            Counsel at Sabre Inc. from November 1999 to March 2000.
                                            Associate General Counsel of Sabre Inc. from October 1996 to
                                            October 1999. Senior Attorney at American Airlines, Inc.
                                            from January 1995 to October 1996.

Thomas Klein                        38      President of Offeror since August 2000. President Emerging
                                            Business of Sabre Inc. since April, 2000. Senior Vice
                                            President for North America, Sabre Inc., from 1999 to 2000.
                                            Senior Vice President for Latin America and the Caribbean,
                                            Sabre Inc., from 1997 to 1999. Managing Director Global
                                            Agency Solutions, Sabre Inc., from 1996 to 1997. Director
                                            General--Sabre Joint Venture, Sabre Inc., from 1994 to 1996.

    Offeror has advised GetThere that each of the individuals listed above has consented to act as a director, if so designated. Offeror has also advised GetThere that, to the best knowledge of Sabre Holdings Corporation or Offeror, none of such individuals (i) currently is a director of, or holds, any position with, GetThere, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of GetThere or (iii) has been involved in any transactions with GetThere or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

    It is expected that the Offeror designees to the GetThere Board may assume office at any time following the purchase by Offeror of the specified minimum number of shares of GetThere stock pursuant to the Offer, which purchases cannot be earlier than October 6, 2000.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF GETTHERE

NAME                                    AGE              PRINCIPAL OCCUPATION          DIRECTOR SINCE
----                                  --------   ------------------------------------  --------------
Gadi Maier..........................     43      Chairman of the Board of Directors,        1999
                                                 President and Chief Executive
                                                 Officer
Kenneth R. Pelowski.................     41      Chief Operating Officer and Chief          1999
                                                 Financial Officer and Director
Christopher D. Bowers...............     52      Director                                   2000
Frederic F. Brace...................     42      Director                                   2000
Jeffrey D. Brody....................     40      Director                                   1996
Jonathan S. Linen...................     56      Director                                   2000
John Ueberroth......................     57      Director                                   1996
Dale J. Vogel.......................     56      Director                                   1997
Richard D.C. Whilden................     66      Vice Chairman of the Board of              1996
                                                 Directors
Eric R. Sirkin......................     47      Vice President, Engineering
Daniel Whaley.......................     31      Chief Technology Officer

    The officers of GetThere are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of GetThere.

    Gadi Maier has served as president, chief executive officer and as a director since January 1999, and as chairman of the board of directors since June 2000. From August 1997 to December 1998, he served as chief executive officer of Memco Software, which provides security technology as well as UNIX and NT security software. Prior to Memco, Mr. Maier served as vice president and general manager for Cisco Systems' Internet Business Unit from June 1996 to August 1997. From September 1988 to June 1996, Mr. Maier worked at Oracle Corporation, where he held various senior management positions, including founder of Oracle/Japan, general manager for new technologies, and head of worldwide sales and operations for the Network Computer Division. Mr. Maier received his B.S. in natural resource economics as well as his M.B.A. in marketing and finance from the University of California, Berkeley.

    Kenneth R. Pelowski has served as chief operating officer and chief financial officer since March 1999 and as a director since October 1999. From September 1997 to March 1999, he served as executive vice president and chief financial officer of Preview Travel, a company that provides online travel services for small business and leisure travelers. From July 1996 to August 1997, Mr. Pelowski served as vice president of corporate development for General Instruments. From March 1995 to July 1996, he worked at Quantum Corporation, where he served as vice president for corporate planning and development. Prior to this, Mr. Pelowski spent seven years at Sun Microsystems, where he served as senior director for corporate development. Mr. Pelowski holds a B.S.E. in electrical engineering from the University of Michigan, an M.S.E. in computer engineering from Wayne State University, and a M.B.A. from the University of Michigan.

    Christopher D. Bowers has served as a director since March 2000. Mr. Bowers has served as senior vice president, North America for United Air Lines, Inc. ("United Air Lines") since September 1998. Prior to assuming his current position, Mr. Bowers served as senior vice president, international, since
April 1995. Mr. Bowers joined United Air Lines in 1973 and has held a variety of marketing and sales positions, including district sales manager in Detroit, vice president-market management, and vice president-general sales manager.
Mr. Bowers has served as national chairman of the Travel Industry Association of America and currently serves as a member of the Executive Committee for the Chicagoland Chamber of Commerce and a trustee of the Field Museum in Chicago. He holds a B.A. degree in business administration from Monmouth College.
Mr. Bowers served in the United States Army from July 1969 to May 1972, attaining the rank of captain.

    Frederic F. Brace has served as a director since March 2000. Mr. Brace has served as senior vice president, finance for United Air Lines since July 1999. He joined United Air Lines in May 1988, and has held a variety of positions, including vice president, corporate development, vice president and controller, and vice president, finance, before assuming his current position. Prior to joining United Air Lines, Mr. Brace served in a variety of financial management positions with American Airlines. Mr. Brace is a trustee for the Museum of Science and Industry in Chicago. He holds a B.S. degree in industrial engineering from the University of Michigan, and a M.B.A. from the University of Chicago.

    Jeffrey D. Brody has served as a director since April 1996. Mr. Brody is currently a general partner at Brentwood Venture Capital, which he joined in April 1994, and a managing director of Redpoint Ventures, a firm he co-founded in October 1999. From December 1988 to April 1994, Mr. Brody was senior vice president of Comdisco Ventures, a venture leasing company. Mr. Brody is a member of the board of directors of Concur Technologies and NextCard, Inc., and serves on the compensation committee for both companies. Mr. Brody also serves on the board of directors of several private companies. He received his B.S. in engineering from the University of California, Berkeley, and his M.B.A. from the Stanford University Graduate School of Business.

    Jonathan S. Linen has served as a director since March 2000. He has served as vice chairman of American Express Company since August 1993. Mr. Linen joined American Express Company in 1969 as assistant to the Chairman, and has held a variety of positions with American Express Company since that time, including president of the travel services division, president of the direct marketing group, and president and chief operating officer of American Express Travel Related Services Company, Inc. Mr. Linen also served for three years as president and chief executive officer of Shearson Lehman

Brothers. He is a member of the Council on Foreign Relations and the U.S.-Japan Business Council, chairman of the Board of Trustees of the National Urban League, chairman of the International Golf Association, a member of the Board of Governors of the American Red Cross, and a member of the Board of Directors of Bausch & Lomb. Mr. Linen holds a B.A. from Williams College, and graduated from the Management Development Program at Harvard Business School. He also served in the United States Army.

    John Ueberroth has served as a director since April 1996. Mr. Ueberroth has served as president, chief executive officer, and a director of Ambassadors International, Inc., an educational travel, travel services and performance improvement company, since 1995, and as president of Ambassadors Performance Group, Inc. from April 1999 to April 2000. Since 1989, Mr. Ueberroth has been a principal of The Contrarian Group, an investment management company. From 1990 to 1993, he served as chairman and chief executive officer of Hawaiian Airlines. From 1980 to 1989, Mr. Ueberroth served as president of Carlson Travel Group. He currently serves as co-chairman and is a director of SatoTravel. Mr. Ueberroth received his B.S. in business administration from the University of California, Berkeley, and his M.B.A. from the University of Southern California.
Mr. Ueberroth also served as a Lieutenant in the United States Navy.

    Dale J. Vogel has served as a director since April 1997. Mr. Vogel is currently a partner with U.S. Venture Partners, and has been with the firm since April 1990. From July 1984 until April 1990, Mr. Vogel was a partner with Norwest Venture Capital. He served as president of K2 Corporation from 1980 until 1984. Mr. Vogel currently serves on several private company boards.
Mr. Vogel received his B.S. in industrial engineering from San Jose State University, and his M.B.A. from Harvard Business School.

    Richard D.C. Whilden has served as a director since May 1996. He was chairman of the board of directors from May 1996 until June 2000 and has served as vice chairman of the board of directors since June 2000. He served as GetThere's chief executive officer from March 1998 until January 1999.
Mr. Whilden currently serves as a principal of The Contrarian Group, an investment management company. He is a director of Ambassadors
International, Inc., an educational travel, travel services and performance improvement company. Mr. Whilden was formerly chairman and chief executive officer of Independent Bancorp of Arizona, which was sold to Norwest Bank in 1995. Prior to that he was an executive vice president for TRW where he was responsible for all of TRW's consumer credit reporting and related information services businesses. Earlier at TRW he had extensive management responsibilities in their aerospace division. Mr. Whilden received his B.S. in business from the University of the Redlands.

    Eric R. Sirkin has served as Vice President, Engineering since
December 1998. From August 1998 to December 1998, he acted as Vice President of Engineering at Filanet Corporation, which creates networking products for computer systems. From December 1997 to April 1998, Dr. Sirkin served as Vice President of Product Development at Signafy Corporation, a software application company. From January 1991 to March 1997, Dr. Sirkin served as Director of Interactive Media Systems at Apple Computer, Inc. Earlier in his eighteen-year career in the computer industry, Dr. Sirkin held various positions at Xerox Palo Alto Research Corporation and Zoran Corporation. Dr. Sirkin received his B.S.C. in Chemistry from the University of Wisconsin at Madison and his Ph.D in Chemistry from the University of California, Berkeley.

    Daniel Whaley is one of the founders of GetThere and served as a Director from August 1995 until June 2000. He is currently serving as GetThere's Chief Technology Officer. Previously, he held the positions of President and Vice President of Engineering. Prior to founding GetThere, Mr. Whaley served as Vice President of Sunnyside Computing from March 1994 to April 1995. He holds a B.A. in English from the University of Illinois.

CORPORATE GOVERNANCE

    During the fiscal year ended January 31, 2000, the GetThere Board held ten
(10) meetings and acted by written consent on eleven (11) occasions. For such fiscal year, each of the directors during the term of their tenure attended or participated in at least 75% of the aggregate of the total number of meetings or actions by written consent of the GetThere Board. During the fiscal year ended January 31, 2000, the GetThere Board had two standing committees: the Audit Committee and the Compensation Committee.

    During the fiscal year ended January 31, 2000, the Audit Committee of the GetThere Board held three (3) meetings. The Audit Committee was created on August 16, 1999 and became effective on the effective date of GetThere's initial public offering of its securities, November 22, 1999. The Audit Committee reviews, acts on and reports to the GetThere Board with respect to various auditing and accounting matters, including the selection of GetThere's accountants, the scope of the annual audits, fees to be paid to GetThere's accountants, the performance of GetThere's accountants and the accounting practices of GetThere. The members of the Audit Committee during the fiscal year ended January 31, 2000 were Richard D.C. Whilden and Dale J. Vogel. The members of the Audit Committee for the current fiscal year are the same as for the previous fiscal year.

    During the fiscal year ended January 31, 2000, the Compensation Committee of the GetThere Board held three (3) meetings and acted by written consent on six
(6) occasions. The Compensation Committee was created on August 16, 1999 and became effective on the effective date of GetThere's initial public offering of its securities, November 22, 1999. The Compensation Committee reviews and approves the compensation and benefits for GetThere's executive officers, administers GetThere's stock purchase, equity incentive and stock option plans, and makes recommendations to the GetThere Board regarding such matters. The members of the Compensation Committee during the fiscal year ended January 31, 2000 were Jeffrey D. Brody, John Ueberroth and Dale J. Vogel. The members of the Compensation Committee for the current fiscal year are the same as for the previous fiscal year.

    The GetThere Board did not have a Nominating Committee during the fiscal year ended January 31, 2000.

COMPENSATION OF DIRECTORS

    Directors receive no cash remuneration for serving on the Board of Directors. Non-employee GetThere Board members are eligible for option grants pursuant to the provisions of GetThere's 1999 Directors' Stock Option Plan. Under the 1999 Directors' Stock Option Plan, each then non-employee director, other than any former employee of GetThere, was eligible to receive an initial option to buy 50,000 shares on the effective date of GetThere's initial public offering. Each individual who first became a non-employee GetThere Board member after the date of GetThere's initial public offering was eligible to receive an option to purchase 50,000 shares of GetThere's Common Stock on the date such individual joined the GetThere Board ("Initial Grant"). In addition, at each Annual Meeting of Stockholders, each non-employee director who continues to serve as a member of the GetThere Board after such meeting is eligible to receive an additional option to purchase 12,500 shares of GetThere Common Stock ("Annual Grant"). However, a director may not receive an Annual Grant in the same calendar year that he received an Initial Grant. The exercise price for each option granted under the 1999 Directors' Stock Option Plan is equal to the fair market value per share of the GetThere Common Stock on the automatic grant date. Each Initial Grant becomes vested with respect to 12.5% of the option shares upon the completion of 6 months of service from the date of grant and with respect to an additional 2.08% of the option shares upon the completion of each of the next 42 months of service. Each Annual Grant vests in equal monthly installments over the one-year period following the date of grant.

    Pursuant to the 1999 Directors' Stock Option Plan, Messrs. Brody, Whilden, Ueberroth and Vogel, each a non-employee GetThere Board member, received an option to purchase 12,500 shares of

GetThere's Common Stock on the date of the 2000 Annual Meeting at an exercise price per share equal to the fair market value of GetThere's Common Stock per share on the date of the 2000 Annual Meeting.

    Directors who are also employees of GetThere are eligible to receive options and be issued shares of GetThere Common Stock directly under GetThere's 1999 Stock Incentive Plan, and are also eligible to participate in GetThere's 1999 Employee Stock Purchase Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of September 1, 2000, certain information with respect to shares beneficially owned by (i) each person who is known by GetThere to be the beneficial owner of more than five percent of GetThere's outstanding shares of Common Stock, (ii) each of GetThere's directors and the executive officers named in the Summary Compensation Table and (iii) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                                                       NUMBER OF SHARES      PERCENTAGE OF COMMON STOCK
NAME                                                 BENEFICIALLY OWNED(1)       BENEFICIALLY OWNED
----                                                 ---------------------   --------------------------
United Air Lines(2)................................        9,429,935                   24.50%
American Express(3)................................        4,831,547                   13.21%
Entities associated with Brentwood Associates(4)...        2,543,293                    7.24%
Gadi Maier(5)......................................        1,850,000                    5.15%
Kenneth R. Pelowski(6).............................          835,000                    2.38%
Daniel Whaley......................................        1,240,000                    3.53%
Eric R. Sirkin(7)..................................          517,000                    1.47%
Richard D. C. Whilden(8)...........................          837,417                    2.38%
Christopher D. Bowers(9)...........................        9,438,226                   24.52%
Frederic F. Brace(10)..............................        9,440,226                   24.52%
Jeffrey D. Brody(11)...............................        2,573,918                    7.32%
Jonathan S. Linen(12)..............................        4,831,547                   13.21%
John Ueberroth(13).................................          565,507                    1.61%
Dale J. Vogel(14)..................................        1,768,902                    5.03%
All directors and executive officers as a group
  (11 persons) (15)................................       24,467,808                   66.60%

------------------------

(1) Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of September 1, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of GetThere Common Stock shown as beneficially owned by such stockholder. Unless otherwise indicated in these footnotes, the address of each of the individuals listed in the table is c/o GetThere Inc., 4045 Campbell Avenue, Menlo Park, CA 94025.

(2) Includes rights to purchase or warrants to purchase 3,369,058 shares of GetThere Common Stock within 60 days after September 1, 2000. All shares are owned by United Air Lines through its wholly-owned subsidiary, Covia LLC. The address of United Air Lines is 1200 East Algonquin Road, Elk Grove Township, Illinois 60007.

(3) Includes warrants to purchase 1,460,046 shares of GetThere Common Stock within 60 days after September 1, 2000. The address of American Express is American Express Tower, 49th Floor, World Financial Center, 200 Vesey Street, New York, New York 10285.

(4) Includes 2,477,653 shares of GetThere Common Stock held of record by Brentwood Associates, VII, L.P. and 65,640 shares of record held by Brentwood Affiliates Fund, L.P. The address of Brentwood Associates is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

(5) Includes 125,000 shares of GetThere Common Stock held of record by the Gadi Maier Annuity Trust, 125,000 shares held of record by the Marlene Maier Annuity Trust, 56,325 shares held of record by the Gadi Maier and Marlene Maier Trust 1999, and 4,500 shares held in irrevocable trusts for the benefit of Mr. Maier's children. Also includes personal options exercisable within 60 days after September 1, 2000 for 793,675 shares of GetThere Common Stock.

(6) Includes 760,000 shares of GetThere Common Stock held of record by the Pelowski/Mirek Living Trust, and 40,000 shares held of record by the Pelowski/Mirek Children's Trust. Also includes personal options exercisable within 60 days after September 1, 2000 to purchase 25,000 shares of GetThere Common Stock.

(7) Includes personal options exercisable within 60 days after September 1, 2000 to purchase 12,500 shares of GetThere Common Stock.

(8) Includes 586,250 shares of GetThere Common Stock held of record by the Whilden Family Revocable Trust and 50,000 shares held of record by the Whilden Family Irrevocable Trust. Also includes personal options exercisable within 60 days after September 1, 2000 to purchase 19,167 shares.

(9) Includes 9,429,935 shares of GetThere Common Stock, rights to purchase shares, or warrants held by United Air Lines. Mr. Bowers disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in United Air Lines. Also includes personal options exercisable within 60 days after September 1, 2000 to purchase 7,291 shares of GetThere Common Stock.

(10) Includes 9,429,935 shares of GetThere Common Stock, rights to purchase shares, or warrants held by United Air Lines. Mr. Brace disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in United Air Lines. Also includes personal options exercisable within 60 days after September 1, 2000 to purchase 7,291 shares of GetThere Common Stock.

(11) Includes 2,477,653 shares of GetThere Common Stock held of record by Brentwood Associates, VII, L.P. and 65,640 shares held of record by Brentwood Affiliates Fund, L.P. Mr. Brody is the general partner of both the Brentwood Associates Fund and the Brentwood Affiliates Fund. Mr. Brody disclaims beneficial interest in such shares, except as to his pecuniary interest in both entities. Also includes personal options exercisable within 60 days after September 1, 2000 to purchase 30,625 shares of GetThere Common Stock.

(12) Includes 4,831,547 shares of GetThere Common Stock held of record by American Express. Mr. Linen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in American Express.

(13) Includes 494,132 shares of GetThere Common Stock held of record by Ambassadors International, Inc. Mr. Ueberroth exercises voting and investment control over these shares. He disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Ambassadors International, Inc. Also includes personal options exercisable within 60 days after

    September 1, 2000 to purchase 30,625 shares of GetThere Common Stock, and 750 shares held by Mr. Ueberroth's son.

(14) Includes 1,550,849 shares of GetThere Common Stock held of record by U.S. Venture Partners V, L.P., 91,714 shares held of record by USVP V International, L.P., 40,354 shares held of record by USVP V Entrepreneur Partners, L.P., and 51,360 shares held of record by 2180 Associates Fund V, L.P. (collectively, the "USVP Entities"). Mr. Vogel has an "assignee interest in" and is referred to as a "venture partner" of Presidio Management Group V, LLC, which is the general partner of each of the USVP Entities. Mr. Vogel does not share voting or disposition control over these holdings. He disclaims beneficial interest in such shares, except as to his pecuniary interest therein arising as a result of his "assignee interest in" Presidio Management Group V, LLC. Also includes personal options exercisable within 60 days after September 1, 2000 to purchase 30,625 shares of GetThere Common Stock.

(15) Includes personal options immediately exercisable for 964,090 shares of GetThere Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No member of the Compensation Committee was an officer or employee of GetThere during fiscal year 2000. No executive officer of GetThere serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of GetThere's Board or Compensation Committee.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

    The following Summary Compensation Table sets forth information concerning compensation earned during the fiscal years ended January 31, 2000 and January 31, 1999 by GetThere's chief executive officer and other executive officers (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM
                                                                                            COMPENSATION
                                                                                            AWARDS NUMBER
                                                       ANNUAL COMPENSATION                  OF SECURITIES
                                                    -------------------------                UNDERLYING
NAME AND PRINCIPAL POSITION                           YEAR     SALARY ($) (1)   BONUS ($)    OPTIONS (#)
---------------------------                         --------   --------------   ---------   -------------
Gadi Maier (2) ...................................    2000        $300,000      $200,000      1,700,000
  Chairman, President and Chief Executive Officer     1999          20,769            --        100,000

Kenneth R. Pelowski (3) (4) ......................    2000         144,712       140,000        675,000
  Chief Operating Officer & Chief Financial           1999              --            --             --
  Officer

Eric R. Sirkin (5) ...............................    2000         165,000       100,000        225,000
  Vice President, Engineering                         1999          22,212            --        450,000

Daniel Whaley ....................................    2000         161,154        50,000        315,000
  Chief Technology Officer                            1999         155,385         4,000             --

------------------------

(1) Salary includes amounts deferred under GetThere's 401(k) Plan.

(2) Mr. Maier was employed on December 28, 1998, and was appointed president and chief executive officer on January 11, 1999.

(3) Mr. Pelowski was employed as chief operating officer and chief financial officer on March 29, 1999.

(4) Mr. Pelowski purchased 125,000 shares of restricted stock on June 1, 1999 pursuant to a Stock Purchase Agreement. Mr. Pelowski will vest in 1/24th of the shares of restricted stock for each month of service from and after March 29, 1999. If his employment is involuntarily terminated within 18 months following a change in control of GetThere, his shares will fully vest. As of January 31, 2000, Mr. Pelowski had vested in 52,083.33 of the restricted shares and the restricted shares had a value of $3,562,500, which represents 125,000 shares valued at $29.50 per share less $1.00, the price paid per share.

(5) Dr. Sirkin was employed as vice president, engineering on December 7, 1998.

STOCK OPTION GRANTS IN FISCAL YEAR 1999

    The following table provides information concerning grants of options to purchase GetThere stock made during the fiscal year ended January 31, 2000 to the Named Officers. No stock appreciation rights were granted during such fiscal year to the Named Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                                       INDIVIDUAL GRANTS(1)                       VALUE AT ASSUMED
                                     --------------------------------------------------------     ANNUAL RATES OF
                                     NUMBER OF    PERCENT OF TOTAL                                  STOCK PRICE
                                     SECURITIES       OPTIONS                                     APPRECIATION FOR
                                     UNDERLYING      GRANTED TO      EXERCISE OR                   OPTION TERM(2)
                                      OPTIONS       EMPLOYEES IN     BASE PRICE    EXPIRATION   --------------------
NAME                                 GRANTED(#)     FISCAL YEAR        ($/SH)         DATE       5%($)      10%($)
----                                 ----------   ----------------   -----------   ----------   --------   ---------
Gadi Maier.........................    149,096(3)        2.09%          $1.00      2/25/2009     93,766      237,621
                                     1,494,579(4)       20.95%          $1.00      2/25/2009    939,933    2,381,974
                                        56,325           0.79%          $7.00      8/15/2009    247,957      628,373

Kenneth R. Pelowski................    500,000           7.01%          $1.00      4/14/2009    314,447      796,871
                                       175,000           2.45%          $7.00      8/15/2009    770,396    1,952,335

Eric R. Sirkin.....................     80,000(5)        1.12%          $1.00       5/2/2009     50,312      127,499
                                        20,000(6)        0.28%          $1.00       5/2/2009     12,578       31,875
                                       125,000           1.75%          $7.00      8/15/2009    550,283    1,394,525

Daniel Whaley......................    315,000           4.41%          $1.00      4/14/2009    198,102      502,029

------------------------

(1) GetThere granted options to purchase 7,135,712 shares of GetThere Common Stock during the fiscal year ended January 31, 2000. The plan administrator has the discretionary authority to reprice the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date. The options have a maximum term of 10 years measured from the option grant date, subject to earlier termination if the optionee's service with GetThere ceases. The plan administrator has the discretion to accelerate the vesting of options upon a change in control. All options were granted at an exercise price equal to the fair market value of GetThere's Common Stock as determined by the GetThere Board on the date of grant. The exercise price may be paid in cash, check, promissory note, in shares of GetThere's Common Stock valued at fair market value on the exercise date or a broker-assisted cashless exercise procedure. Except for the option grants described below in footnotes (3) through (6), the options vest with respect to 12.5% of the option shares upon the completion of six months of service after the vesting commencement date and with respect to 2.08% of the option shares upon completion of each month of service thereafter for the next
    42 months.

(2) The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent GetThere's estimate or projection of the future of GetThere Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the of GetThere Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the GetThere Common Stock from the date of grant to the current date. Unless the market price of the GetThere Common Stock appreciates over the option term, no value will be realized from the option grants made to the named officers.

(3) Mr. Maier's option grant fully vests upon the earliest of 12 months of continuous service after the vesting date, the date of death, the date his service terminated because of disability, or the date when GetThere is subject to a change in control.

(4) Mr. Maier's option grant vests at a rate of 2.08333% of the option shares upon the completion of each month of continuous service from the vesting commencement date. Upon a change in control during Mr. Maier's second year of service, 80% of the option shares shall vest as well as 1.667% of the option shares for each month of service completed by Mr. Maier in excess of
    12. Upon a change in control after Mr. Maier has completed 2 years of service but before he terminates employment, 2.08333% of the total number of option shares shall vest each month of his service after the change in control. If, after a change in control, Mr. Maier is terminated by GetThere without cause or he voluntarily resigns following a material reduction in title or duties, a material reduction in base salary or receipt of notice that GetThere is relocating more than 35 miles from his principal workplace, the remaining unvested shares will become vested. If Mr. Maier dies or his service is terminated due to disability, he will vest as if he worked an additional 12 months of service.

(5) Mr. Sirkin's option grant vests as follows: 12,500 of the option shares upon the completion of six months of continuous service, 2,083.33 of the option shares upon the completion of each of the next 32 months, and 833.33 option shares upon the completion of the following month.

(6) Mr. Sirkin's option grant vests as follows: 1,250 of the option shares upon the completion of the 39th month of continuous service after the vesting commencement date and 2,083.33 of the option shares upon the completion of each month thereafter.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

    The following table provides the specified information concerning exercises of stock options during fiscal year 2000 and unexercised options held as of January 31, 2000 by the Named Officers.

                                                                    NUMBER OF
                                                                    SECURITIES
                                                                    UNDERLYING
                                                                   UNEXERCISED          VALUE OF UNEXERCISED
                                        SHARES                  OPTIONS AT FISCAL     IN-THE-MONEY OPTIONS AT
                                       ACQUIRED      VALUE         YEAR-END (#)           FY- END ($) (1)
                                          ON       REALIZED    --------------------   ------------------------
NAME                                   EXERCISE       ($)       VESTED    UNVESTED      VESTED      UNVESTED
----                                   ---------   ---------   --------   ---------   ----------   -----------
Gadi Maier...........................  1,000,000       0       249,096      550,904   7,099,236    15,362,814
Kenneth R. Pelowski..................    500,000       0             0      175,000           0     3,937,500
Eric R. Sirkin.......................    280,000       0        83,540      311,460   2,380,890     8,126,610
Daniel Whaley........................    315,000       0       332,636    1,037,364   9,480,126    27,426,924

------------------------

(1) Based on the fair market value of GetThere's Common Stock per share at January 31, 2000 ($29.50) less the exercise price per share payable for such shares.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

    GADI MAIER.  GetThere entered into an employment agreement, dated
January 11, 1999, as amended August 17, 2000, with Gadi Maier, GetThere's president and chief executive officer. Under the agreement, Mr. Maier's annual salary may not be less than $240,000, and he is entitled to an annual bonus of at least $60,000. The agreement further provides that Mr. Maier will receive options to purchase 1,743,675 shares of GetThere's Common Stock at an exercise price of $1.00 per share, which was the fair market value at the time of grant (as determined by GetThere's Board). One-seventh of the option shares vested when he completed 12 months of service, and the balance vests in a series of equal installments when he completes each of his 48 months of service. All or part of the option shares will vest on an accelerated basis if Mr. Maier's service terminates because of his death or disability or if GetThere is subject to a change in control. Mr. Maier has registration rights with respect to his option shares. If Mr. Maier is actually or constructively discharged without cause, including if he resigns for any reason within the 30 days following the six month anniversary of a change in control, he is entitled to a lump sum severance benefit equal to his base salary and target bonus for a period of 12 or 24 months, depending on the time of the involuntary termination in relationship to the change in control. Group insurance coverage will continue for a period of 12 or 24 months, depending on the time of the involuntary termination in relationship to the change in control, and Mr. Maier will be subject to a non-competition covenant. GetThere will also reimburse Mr. Maier for a part of any excise tax imposed on him under section 4999 of the Internal Revenue Code as the result of a severance payment or option acceleration following a change in control. This agreement will be cancelled (except with respect to benefits or payments owed or to be owed) upon the effectiveness of Mr. Maier's employment agreement with Parent Sub.

    KENNETH R. PELOWSKI. GetThere entered into an employment agreement with GetThere's chief operating officer and chief financial officer, Kenneth R. Pelowski, dated March 25, 1999, as amended August 16, 2000. Under the agreement, he is entitled to an annual salary of $175,000 and a cash bonus of up to $50,000 per year. He was also entitled to an option to purchase 500,000 shares of GetThere's common stock with an exercise price of $1.00 per share, which was the fair market value at the time of grant (as determined by GetThere's Board). These shares are subject to GetThere's standard vesting schedule, which provides that one-eighth of the shares vest after six months of service and the balance vests in equal monthly installments over the next 42 months of continuous service. If Mr. Pelowski is actually or constructively discharged within 18 months after GetThere is subject to a change in control, then all options vest. He is entitled to a lump sum severance benefit equal to his base salary plus his target bonus and group insurance coverage for a period of 6 or 18 months, depending on timing of the involuntary termination in relationship to the change in control. GetThere will reimburse Mr. Pelowski for a part of any excise tax imposed on him under section 4999 of the Internal Revenue Code as the result of a severance payment or option acceleration following a change in control. In connection with his employment with GetThere, Mr. Pelowski assigned a business concept to GetThere. In return, GetThere granted him 125,000 restricted shares of common stock. These shares vest in 24 equal monthly installment commencing on March 29, 1999, subject to Mr. Pelowski's continuing service.

    ERIC R. SIRKIN. On November 16, 1998, GetThere entered into an agreement with Eric R. Sirkin, GetThere's vice president of engineering. Under the agreement, Dr. Sirkin's minimum salary is $165,000 per year. He was also entitled to receive an option covering 450,000 shares of GetThere's common stock. These shares are subject to GetThere's standard vesting schedule, which provides that one-eighth of the shares vest after six months of service and the balance vests in equal monthly installments over the next 42 months of continuous service. The agreement further provides that these shares will vest in full if GetThere is subject to a change in control. If GetThere terminates Dr. Sirkin's employment without cause, he is entitled to four months' salary. Effective August 17, 2000, GetThere entered into a change of control agreement with Mr. Sirkin which provides that if within the 12 month period following a change in control he voluntarily resigns for good reason or is terminated for any reason other than cause or disability, he is entitled to a lump sum severance payment equal to his annual rate of base compensation and his annual target bonus. He is also entitled to group health coverage paid by GetThere for a period of 12 months after termination of employment.

    DANIEL WHALEY. Effective August 17, 2000, GetThere entered into a change of control agreement with Mr. Whaley which provides that if within the 12 month period following a change in control he voluntarily resigns for good reason or is terminated for any reason other than cause or disability, he is entitled to a lump sum severance payment equal to his annual rate of base compensation and his annual target bonus. He is also entitled to group health coverage paid by GetThere for a period of 12 months after termination of employment.

    GetThere's Board has the authority under the 1999 Stock Incentive Plan to accelerate the exercisability of outstanding options, or to accelerate the vesting of the shares of Common Stock subject to outstanding options held by all optionees, including the chief executive officer and the other Named Officers, if a change in control occurs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Since February 1, 1999, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which GetThere or any of its subsidiaries was or is to be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of the Common Stock of GetThere or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than (i) compensation agreements and other arrangements, which are described where required in Employment Contracts and Change in Control Arrangements and (ii) the transactions described below. Also, United Air Lines and American Express are currently customers of GetThere, and purchase services on an ongoing basis from GetThere. In the past fiscal year, GetThere provided services to United Air Lines in the amount of $7,261,000. GetThere recognized $890,967 of revenue from its relationship with American Express in the past fiscal year.

    The following table summarizes the shares of Preferred Stock purchased by the Named Officers, directors and 5% stockholders of GetThere and persons and entities associated with them in private placement transactions.

                                                         SHARES OF
                                                       SERIES D1, D2,                                 VALUE AT
                                  SHARES OF SERIES C   D3 CONVERTIBLE   SHARES OF SERIES               $29.50
                                     CONVERTIBLE         PREFERRED       E CONVERTIBLE      AMOUNT      PER
                                   PREFERRED STOCK         STOCK        PREFERRED STOCK      PAID      SHARE
                                  ------------------   --------------   ----------------   --------   --------
                                                                                             (IN THOUSANDS)
United Air Lines................             --                2            1,500,000      $18,750    $44,250
American Express................        875,423                1            2,121,076       31,000     88,397
ITN Joint Venture*..............             --               --               80,000        1,000      2,360

------------------------

* The ITN Joint Venture has been dissolved and its shares distributed to its equity holders.

    Shares held by all affiliated persons and entities have been aggregated. Share numbers and purchase price information are reflected on an as if converted into shares of GetThere Common Stock basis. The per share price for the series C convertible preferred stock was $5.125. The per share price for the series D1 convertible preferred stock was $10.00. The per share price for the series D2 convertible preferred stock was $10.00. The per share price for the series D3 convertible preferred stock was $12.50. The per share purchase price for the series E convertible preferred stock was $12.50. Frederic F. Brace and Christopher D. Bowers, two of GetThere's directors, are affiliates of United
Air Lines. John Ueberroth, one of GetThere's directors, is an affiliate of the ITN Joint Venture.

    In addition to the shares listed above, GetThere issued the following warrants:

    - a warrant to purchase 375,000 shares of GetThere's Common Stock at an exercise price of $16.50 per share, a warrant to purchase 730,023 shares of GetThere's Series E Convertible Preferred Stock at an exercise price of $21.00 per share and a warrant to purchase 730,023 shares of GetThere's Series E Convertible Preferred Stock at an exercise price of $31.00 per share to American Express. The warrant to purchase the 375,000 shares of GetThere's Common Stock was subsequently exercised.

                                                    WARRANTS FOR   WARRANTS FOR
                                         WARRANTS     SERIES C       SERIES E                     VALUE AT
                                           FOR      CONVERTIBLE    CONVERTIBLE                     $29.50
                                          COMMON     PREFERRED      PREFERRED       AGGREGATE       PER
                                          STOCK        STOCK          STOCK       CONSIDERATION    SHARE
                                         --------   ------------   ------------   -------------   --------
United Air Lines.......................       --      1,136,821             --       $12,732      $33,536
American Express.......................  375,000             --      1,460,046        44,149       44,178

    Under the terms of GetThere's shareholders agreement, United Air Lines and a number of GetThere's stockholders, including Chief Technical Officer Daniel Whaley, Richard D.C. Whilden, Vice Chairman of the GetThere Board, entities affiliated with Brentwood Associates, ITN Joint Venture and entities affiliated with U.S. Venture Partners were subject to a standstill agreement. Under the standstill agreement, the above investors agreed that they would not:

    - acquire, attempt to acquire or participate in the acquisition of voting securities that places their holdings of GetThere's voting securities above a specified percentage;

    - participate in the solicitation of proxies in opposition to any proxy solicitation being conducted by GetThere; or

    - enter into any agreements or substantive discussions with any third party regarding the acquisition of GetThere's business or the solicitation of proxies.

    The standstill agreement terminated on August 28, 2000, upon the announcement of the Merger Agreement and the transactions contemplated thereby.

    In addition, American Express was subject to a standstill agreement. Under this agreement, it agreed that it would not:

    - acquire, attempt to acquire or participate in the acquisition of voting securities that places their holdings of GetThere's voting securities above a specified percentage;

    - in the solicitation of proxies in opposition to any proxy solicitation being conducted by GetThere; or

    - into any agreements or substantive discussions with any third party regarding the acquisition of GetThere's business or the solicitation of proxies.

    The standstill agreement terminated on August 28, 2000, upon the announcement of the Merger Agreement and the transactions contemplated thereby.

EMPLOYMENT-RELATED AGREEMENTS

    In connection with Mr. Pelowski's employment with GetThere, he assigned a business concept to GetThere. In return, GetThere issued to him 125,000 restricted shares of common stock. These shares vest in 24 equal monthly installments commencing on March 29, 1999, subject to Mr. Pelowski's continuing service with GetThere.

AMERICAN EXPRESS

    In September 1999, GetThere entered into a Web Services and Travel Agreement under which American Express has agreed to promote and sell customized, co-branded versions of GetThere's Internet-based travel procurement services to their customers and potential customers.

    In September 1999, American Express purchased one share of GetThere's series D3 convertible preferred stock. As the holder of the outstanding share of series D3 convertible preferred stock, American Express had the right to elect a representative to GetThere's Board of Directors. The series D3 share was automatically converted into a share of GetThere Common Stock and the tenure of American Express' designee on the GetThere Board terminated on August 28, 2000, upon the execution of the Merger Agreement. Mr. Linen, the American Express designee, was reelected to the GetThere Board by the directors effective as of August 28, 2000.

UNITED AIR LINES

    In connection with United Air Lines' purchase of 1,500,000 shares of GetThere's Series E Convertible Preferred Stock on September 14, 1999, GetThere issued to United Air Lines a warrant to purchase 1,136,821 shares of GetThere's Series C Convertible Preferred Stock at an exercise price of $11.20 per share.

    In connection with United Air Lines' purchase of GetThere's Series C Convertible Preferred Stock in May 1998, GetThere granted United Air Lines an option to purchase one share of Series D1 Convertible Preferred Stock and one share of Series D2 Convertible Preferred Stock. Each of the Series D1 Convertible Preferred Stock and the Series D2 Convertible Preferred Stock carried with it the right to elect one member to GetThere's Board. In
December 1999, United Air Lines exercised its options to purchase the D1 and D2 shares, and named Frederic F. Brace and Christopher D. Bowers as its Series D1 and Series D2 appointees to the Board of Directors. The series D1 and Series D2 shares were automatically converted into a shares of GetThere Common Stock and the tenure of United Air Lines' designees on the GetThere Board terminated on August 28, 2000, upon the execution of the Merger Agreement. Mr. Brace and
Mr. Bowers were reelected to the GetThere Board by the directors effective as of August 28, 2000.

INDEBTEDNESS OF MANAGEMENT

    The following executive officers and relatives of executive officers delivered to GetThere full-recourse promissory notes to purchase restricted stock under the 1996 Stock Incentive Plan. The full principal amount and accrued interest under each note remain outstanding. The terms of the notes are summarized below:

                                                 HIGHEST LOAN BALANCE
                                                  DURING PERIOD FROM
                                                 FEBRUARY 1, 2000 TO     LOAN BALANCE ON
NAME                                              SEPTEMBER 1, 2000     SEPTEMBER 1, 2000   INTEREST RATE
----                                             --------------------   -----------------   -------------
Gadi Maier.....................................       $1,064,831             $1,064,831         5.37%
                                                         470,953                470,953         6.71

Kenneth R. Pelowski............................          534,504                534,504         5.22
                                                       1,463,239              1,463,239         6.17

Eric R. Sirkin.................................          298,153                298,153         5.37
                                                       1,170,974              1,170,974         6.40

Daniel Whaley..................................          335,422                335,422         5.37

    Messrs. Maier, Pelowski, Sirkin and Daniel Whaley are executive officers. GetThere believes that all of the transactions set forth above were made on terms no less favorable to GetThere than could have been obtained from unaffiliated third parties. All future transactions, including loans between GetThere and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the GetThere Board, including a majority of the independent and disinterested outside directors on the Board, or the Compensation Committee and will continue to be on terms favorable to GetThere than could be obtained from unaffiliated third parties.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    The members of the GetThere Board, the executive officers of GetThere and persons who hold more than 10% of GetThere's outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which require them to file reports with respect to their ownership of GetThere's Common Stock and their transactions in such Common Stock. Based upon (i) the copies of Section 16(a) reports that GetThere received from such persons for their transactions in the Common Stock and their Common Stock holdings during the fiscal year ended January 31, 2000 and (ii) the written representations received from one or more of such persons that no annual Form 5 reports were required to be filed by them for the fiscal year ended January 31, 2000, GetThere believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by its executive officers, Board members and greater than ten-percent stockholders.

                                                                         ANNEX B

                                 OPINION OF DLJ

                                            August 27, 2000

Board of Directors
GetThere, Inc.
4045 Campbell Avenue
Menlo Park, CA 94025

Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the public common stockholders of GetThere, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 28, 2000 (the "Agreement"), by and among Sabre Holdings Corporation ("Sabre"), the Company and Sabre Inc., a wholly owned subsidiary of Sabre ("Merger Sub"), pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

    Pursuant to the Agreement, Merger Sub will commence a cash tender offer for any and all outstanding shares of the Company's common stock at a price of $17.75 per share (the "Tender Offer"). The Tender Offer is to be followed by the Merger in which the shares of all common stockholders who did not tender will be converted into the right to receive the same price per share in cash as paid in the Tender Offer.

    In arriving at our opinion, we have reviewed, among other things, the draft dated August 27, 2000 of the Agreement, the draft dated August 27, 2000 of the Stockholder Voting Agreement, dated as of August 28, 2000, between Sabre, Merger Sub and certain corporate stockholders of the Company named therein and the draft dated August 27, 2000 of the Stockholder Voting Agreement, dated as of August 28, 2000, among Sabre, Merger Sub and certain management stockholders of the Company named therein. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning February 1, 2000 and ending January 31, 2006 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections of the Company supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender in the Tender Offer or as to how such stockholder should vote on the proposed transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past, including acting as lead managing underwriter of the Company's initial public offering, and received usual and customary compensation for such services.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the public common stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                         Very truly yours,

                                         DONALDSON, LUFKIN & JENRETTE
                                         SECURITIES CORPORATION

                                         By:  /s/ Michael A. Wildish
                                              ---------------------------------
                                              Michael A. Wildish
                                              Managing Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                           EXHIBIT NAME
----------------         ------------------------------------------------------------
Exhibit 1                Offer to Purchase, dated September 11, 2000 (incorporated by reference to Exhibit (a)(i)(A) to Sabre Holdings
                         Corporation's and GetThere Acquisition Corp.'s Tender Offer
                         Statement on Schedule TO dated September 11, 2000, as
                         amended (the "Schedule TO")).
Exhibit 2                Letter of Transmittal (incorporated by reference to Exhibit
                         (a)(i)(B) to the Schedule TO).
Exhibit 3                Agreement and Plan of Merger, dated as of August 28, 2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                         Corporation (incorporated by reference to Exhibit 2 to
                         Schedule 13D filed September 1, 2000 by Sabre Holdings
                         Corporation, GetThere Acquisition Corp. and certain other
                         parties (the "Schedule 13D").
Exhibit 4                Assignment and Assumption Agreement, dated as of August 30,
                         2000, among GetThere Inc., Sabre Inc., and Sabre Holdings
                         Corporation (incorporated by reference to Exhibit 3 to the
                         Schedule 13D).
Exhibit 5                Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                         Holdings Corporation (incorporated by reference to
                         Exhibit 4 to the Schedule 13D).
Exhibit 6                Form of Stockholders Agreement, dated as of August 28, 2000, among certain stockholder parties, Sabre Inc., and Sabre
                         Holdings Corporation (incorporated by reference to Exhibit 5 to the Schedule 13D.
Exhibit 7                Letter to stockholders of GetThere Inc. dated September 11,
                         2000.*
Exhibit 8                Press Release issued August 28, 2000 (incorporated by
                         reference to Exhibit 99.1 to Schedule TO filed August 29,
                         2000.
ANNEX A                  INFORMATION STATEMENT
ANNEX B                  OPINION OF DONALDSON, LUFKIN & JENRETTE SECURITIES
                         CORPORATION

------------------------

*   Included with Schedule 14D-9 mailed to GetThere stockholders.